SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

11 JULY 2003

 AngloGold Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
 South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑   **No**: ☒

Enclosures: ANGLOGOLD REPORT FOR THE QUARTER AND YEAR ENDED 31 DECEMBER 2000,
              PREVIOUSLY FILED WITH THE SEC IN HARD COPY -- REFILED TODAY, ON EDGAR



ANGLOGOLD LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

REPORT

FOR THE QUARTER AND YEAR ENDED 31 DECEMBER 2000

Increased production and operating profit with steady earnings

Group results for the quarter…

- Gold production up 2% while operating profit increases by 9%.
- Headline earnings increased by 1% to R430 million despite increased interest, exploration and operating costs.
- Net loss is R131.5 million, as a result of asset impairments.

…and for the year

- Gold production rises 5% to 7.24 million ounces.
- Operating profit increases by 6% to R3.27 billion.
- Headline earnings decrease by 11% to R1.77 billion.
- Final dividend of R6.50 per share declared, giving R14.00 for the year and a 6.4% yield.

Regional operating results for the quarter

SOUTH AFRICA

- Operating profit is up 3% despite a 4% decrease in gold production due to reduced shifts in December.
- There is strong production from most operations, led by Great Noligwa, Kopanang, Tau Lekoa and Savuka.
- Performances from Bambanani, Joel and Mponeng continue to disappoint.
- Rand cash costs are up 4% to R50,785 per kilogram, but dollar costs are down 4% to $208 per ounce.
- Completion of the sale of Elandsrand and Deelkraal to Harmony is expected soon.

AFRICA

- Morila comes into production with 57,000 attributable ounces at $88 per ounce.
- Production at Sadiola decreases as planned.
- Navachab costs and production both improve.
- The Yatela project is on target and the Geita transaction completed.

NORTH AMERICA

- Gold production increases by 23% with the introduction of Cortez ore at Jerritt Canyon.
- Production costs are up owing to diesel fuel increases and the cost of Cortez ore.
- Cripple Creek & Victor J.V. production is marginally down and fuel price increases push costs up by 2%.

SOUTH AMERICA

- Gold production is 14% higher at 122,000 ounces.
- Cash costs are up 11% due to wage increases, Serra Grande maintenance and increased tonnage at Cerro Vanguardia.

AUSTRALASIA

- Production levels are maintained at 142,000 ounces.
- Sunrise Dam production up 2% but cash costs increase by 2%.
- Brocks Creek operation closes while Pine Creek production improves and costs reduced by 20%.
- Boddington production is steady, but mining of marginal ore and stockpiles in the end-of-life ore-body increases costs.
- Australasian office will move from Melbourne to Perth in March 2001.

			Quarter ended Dec 2000	Quarter ended Sept 2000	Year ended Dec 2000	Year ended Dec 1999	Quarter ended Dec 2000	Quarter ended Sept 2000	Year ended Dec 2000	Year ended Dec 1999
			Rand/Metric				**Dollar/Imperial**			
Gold										
	Produced	- kg/oz 000	57,906	56,924	225,295	215,166	1,862	1,830	7,243	6,918
	Revenue	- R/kg/$/oz sold	70,819	67,460	67,158	61,830	289	300	308	315
	Total cash costs	- R/kg/$/oz produced	48,255	46,914	46,404	41,979	197	209	213	213
	Total production costs	- R/kg/$/oz produced	55,454	53,967	53,334	47,842	226	240	245	244
	Operating profit	- R/$ million	889	814	3,272	3,088	116	115	469	505
Net capital expenditure	- R/$ million		938	438	2,009	1,330	138	63	297	218
Net (loss) / profit	- R/$ million		(132)	394	1,116	2,654	(18)	55	166	434
Net (loss) / earnings	- cents per share		(123)	369	1,043	2,695	(16)	52	155	441
Headline earnings	- cents per share		402	399	1,658	2,485	52	56	237	407
Headline (loss) / earnings before										
deferred taxation rate change	- cents per share		402	399	1,658	2,018	52	56	237	328
Dividends	- cents per share				1,400	2,000			196	328

Certain forward-looking statements

Certain statements contained in this document, including without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold's operations, economic performance and financial condition. Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management.

Throughout this document, $ refers to US dollars, unless otherwise stated.



Published by AngloGold's
Corporate Communications Department

PO Box 62117
Marshalltown
2107
South Africa

Telephone: +27 11 637 6147
Fax: +27 11 637 6399/6400
E-mail: investors@anglogold.com

LETTER FROM THE CHAIRMAN AND DEPUTY CHAIRMAN

Dear Shareholder

Overview

The year 2000 was a tough one for the gold industry and AngloGold. The gold price has continued to be at its lowest in two decades and AngloGold experienced disappointing operational performance in its South African operations. In contrast, the year also saw a major expansion launched in the company's key Australian mine, Sunrise Dam; the launching of a new mine, Yatela, in Mali; and the acquisition of substantial interests in two other African mines: Morila, also in Mali, and Geita in Tanzania. Together these expansions and acquisitions will contribute some 20 million ounces of production, at an average cash cost of $175 per ounce to this company over the next 15 years.

The quarter

Gold production increased by 2% and the received price by 5%, while total costs were 3% higher than in the September quarter. Operating profit at R889 million rose by 9% and headline earnings, at R430 million, showed a 1% improvement.

After a poor start to the year in South Africa, five problem operations were identified. We committed ourselves to overcoming their shortcomings and posting improvements in their performance during the year, or closing or disposing of them. As illustrated once more in this quarter's results, Great Noligwa and TauTona are now performing at or above expectations. During the quarter, we announced the sale of Elandsrand and Deelkraal to Harmony in December for R1 billion – this transaction should be concluded in February 2001. Bambanani is still underperforming because of a lack of access to higher-grade panels. Similarly, at Joel, significant increases in mining efficiency have not been rewarded by increased gold production because of disappointing recovered grade. We will act decisively, as we have with Elandsrand and Deelkraal, if we are not able to improve the performance of Bambanani and Joel.

A very pleasing feature of the operating performance in South Africa has been the continued improvement in safety. Indeed, since the intensive safety drive began two years ago, fatal accidents decreased by 52%, the fatality rate by 42%, and lost-time accidents by 33%. This is a tribute to the effort and commitment of all employees and all managers. Despite these improvements, however, we remain committed to eliminating accidents.

Elsewhere, the operations in South America, Africa and Australasia continue to deliver impressive results. The Morila operation has been especially rewarding, producing 57,000 attributable ounces in its first operating quarter at a cash cost of $88 per ounce. In North America, increasing costs are a continuing concern.

This quarter, the regular review of assets in the light of current realities (in particular our conservative view of future gold price of $270 in 2001, rising to $310 in 2005) has resulted in the impairment of several assets, the most significant being Jerritt Canyon, Ergo and Elandsrand which are now carried on our books at values which realistically reflect their actual cash-generating capacity at today's gold price. These impairments, amounting to some R700 million, or 6% of the company's net asset value (or market capitalisation), are reflected in the income statement with a significant impact on our net profit line. The review reduced the company's reserve ounces by 10%.

The year

Headline earnings for the year 2000 at R1.77 billion were 11% lower than in 1999.

In 2000, we produced 5% more gold, some 7.2 million ounces, and increased operating profit by 6% to R3.3 billion. Given the operating problems at some of our engine room assets, this is more than a modest achievement. However, we are acutely aware that our earnings stream has disappointed our shareholders and the share price reflects this.

2001 and beyond

Looking forward to this year and beyond, there are a number of challenges facing us. The first is to complete the improvement in operating performance in South Africa. As indicated above, the major focus is on Bambanani and Joel. The second, given the conservative planning view adopted by the company on the gold price, is to drive down costs.

Management has set itself the target of reducing overhead costs by at least 10% during 2001, and will report progress on this target on a regular basis.

We will also be seeking to reduce operating costs. In South Africa, our target is to hold costs neutral in rand terms. If the rand should continue to devalue against the US dollar, the currency in which this company's revenues are earned, the financial impact will be one of increased margins. Outside of South Africa, where mining is mainly open-pit and there is a significant exposure to costs of petroleum products, these operations have had to contend with much higher fuel prices. Nevertheless, management in all regions will seek cost savings.

When AngloGold was established in early 1998, its key objective was to change the character of the company from a series of South African mines with finite lives, and no growth opportunities, to a company with a broad portfolio of geographic and geological gold mining assets. In 2000, 25% of our production and 33% of our earnings came from outside South Africa and from open-pit or shallow underground mining.

In 2001, AngloGold will continue to invest strongly in its future, both inside South Africa, where the new mine, Moab Khotsong, and the shaft-deepening project at Mponeng are well advanced, and at Sunrise Dam, Yatela, Morila and Geita.

Dividend

We are pleased to announce the final dividend for 2000 of R6.50 per share, giving an annual dividend for the year of R14.00 per share, and a yield of 6.4% at the current share price of R220.

Draft Mineral Development Bill

The South African government has published for comment, draft legislation which aims to fundamentally redraw mining law. We see the need to restructure the regulation of mining to free the industry from its Apartheid legacy. We accept the right and duty of governments to regulate mining in the public interest. For the industry to continue to thrive, however, it is imperative that:

- regulations be based on clear and objective criteria, spelt out in legislation;

- present or future investors have a right of appeal to the Courts; and

- investors who believe that the new regulation infringes on their property rights, should have access to fair compensation as determined by the Courts.

The draft legislation, as we read it, is seriously deficient in this regard. The Minister of Mineral and Energy Affairs has repeatedly expressed her desire not to disrupt existing mineral activities, and we are therefore confident that the draft will be corrected to accommodate these shared concerns.

Nicky Oppenheimer

In December last year, Nicky Oppenheimer announced that he was stepping down as chairman of AngloGold to allow him to focus his attention on his other business responsibilities. We record our gratitude to Nicky for his energetic and dedicated leadership of the board during AngloGold's formative and challenging years. We are pleased that he has agreed to continue to serve on the board as a non-executive member.

BOBBY GODSELL
Chairman and Chief Executive Officer

RUSSELL EDEY
Deputy Chairman

30 January 2001

OPERATING AND FINANCIAL REVIEW

OVERVIEW

Despite the reduction in the number of operating shifts for the South African operations due to the Christmas and election holidays, AngloGold's operating profit for the quarter increased by 9% or R75.0 million. Headline earnings were marginally higher at R430 million or 402 cents per share. The increased operating profit for the quarter was offset by the cost of the company's growth strategy, and in particular the acquisition of Morila and Geita, which led, as anticipated, to higher interest payments. There was also increased spending on exploration during the quarter.

For planning purposes AngloGold continues to apply conservative views of future gold prices ($270 in 2001; rising to $310 by 2005). To achieve some degree of revenue certainty and to enable the company to meet its return targets, the policy of hedging part of our production will continue. It is a strategy, which for more than a decade, has allowed AngloGold to achieve higher prices for its gold than spot. It is expected that this pattern will continue into the future.

The application of these conservative planning parameters has produced an impairment in a number of the company's assets. This has resulted in an accounting loss for the quarter of R131.5 million.

Gold production for the quarter was up 2% to 57,906 kilograms (1.86 million ounces). Although the received price for gold, in rand terms, rose by 5% to R70,819 per kilogram, in dollar terms the price decreased by 4% to $289 per ounce.

While dollar-denominated cash costs fell by 6% to $197 per ounce due to the declining exchange rate, rand-denominated costs increased by 3% to R48,255 per kilogram for the company as a whole. Increasing local currency costs are driven by fixed costs which do not reduce in line with fewer working shifts, as was the case during this quarter. However, management is committed to achieving very significant cost savings during the course of 2001, by significantly reducing overheads, corporate and operating costs across the group.

The quarterly return on capital employed is 11%, while return on shareholder equity is unchanged at 11%. These returns remain competitive in relation to other senior gold producers, but they are below management's target for the company of 10% and 15% respectively.

The sale of the Elandsrand and Deelkraal operations to Harmony was announced during the quarter and this transaction should be completed during February.

For the year, gold production went up 5% to 225 tonnes (7.24 million ounces) while operating profit rose by 6% to R3.27 billion. As has been stated on several recent occasions, AngloGold is in a vigorous growth mode, and approximately R2 billion was directed to growth projects in 2000 – the Morila and Yatela mines in Mali, Geita in Tanzania, Sunrise Dam in Australia and Moab Khotsong and Mponeng in South Africa. This reduced headline earnings by 11% to R1.77 billion year-on-year.

SOUTH AFRICA

Overall performance

At the end of the first quarter, management identified five South African mines as performing poorly. Of those, Great Noligwa and TauTona now have performance levels at or above management's expectations. Elandsrand (along with Deelkraal) is being sold. Bambanani has continued to produce unsatisfactory results throughout 2000 and significant improvements are expected in its performance. Similarly, Joel's grade problems must be resolved. If the performance of these two mines cannot be corrected, decisive action will be taken as was the case with Elandsrand and Deelkraal.

Overall, during the fourth quarter operating profit increased by 3% to R525 million, despite a 4% reduction in gold production to 41,098 kilograms (1.32 million ounces).

Although dollar-denominated total cash costs declined to $208 per ounce with the falling value of the rand, total rand cash costs rose by 4% to R50,785 per kilogram. These rand costs are the greatest challenge for the South African operations in 2001.

It is with regret that the company reports the death of ten employees in work-related accidents during the quarter.

The year 2000 saw the South Africa operations achieve their best safety performance ever. In every measure – fatal accidents, fatal frequency rates, lost-time injury, and lost-time injury frequency rates – the company produced the lowest numbers in its history. Matjhabeng and Tshepong won prestigious Mine Health and Safety

Council awards for extended fatality-free performances.

Indeed since the major drive on safety commenced at the end of 1998, fatal accidents have been reduced by 52%, the fatal frequency rate by 42% and the lost-time injury frequency rate by 21%.

Management realises that much remains to be done, but is enormously encouraged by the improvements achieved so far.

Mine performance for the quarter

While **Great Noligwa** was unable to sustain the excellent results of the previous quarter, its results showed improved performance over the first half of the year. **Kopanang** returned to the production levels of previous quarters by focusing some crews on higher-grade areas with a resultant increase in recovered grade (16%) and gold produced (10%). At **Tau Lekoa**, excellent performance was sustained on the production front, but the exceptional productivity results of the previous quarter were not repeated.

Lockup of gold resulted in a poor performance at **Bambanani**, despite increased ore production and improved grade. Here, measures have been put in place to improve mining efficiency and these are already showing positive results. At **Tshepong**, the volume mined improved, but gold production dropped by 17% following a fall in recovered grade in October. However, the mine finished stronger in December and is expected to maintain output at this level. The scaling down of operations at **Matjhabeng**, prior to shaft closure, is reflected in its results. Despite record mining volumes achieved at **Joel**, a disappointing lower grade resulted in gold production falling by 16%. Plans are in place to improve Joel's profitability through stopping extra overtime shifts and reviewing the premium paid for continuous operations, thus downscaling towards more selective mining.

Gold production at **TauTona** was down by 4% as a result of power failures in both the Lower and Upper Carbon Leader sections. At **Mponeng**, suspension of mining operations in some areas due to seismic risk, as well as lack of flexibility in production following the loss of multi-blast conditions in 1999, were the main contributors to the drop in production of 17%. Multi-blast permission was restored in August, and reef development in the fourth quarter has increased 45% above the third quarter, and will ensure acceptable levels of flexibility during the second half of 2001. At **Savuka**, production continued to improve with an increased focus on quality factors and a reduction in stoping width. The loss of face length owing to production being stopped in some

panels for safety reasons, resulted in a 9% decline in gold production at **Deelkraal**. Gold output remained at the lower level of the previous quarter at **Elandsrand**, despite improved grade and an increased focus on vamping.

Ergo maintained a steady performance with all productivity parameters showing improvements over the previous period.

AFRICA

Overall performance

The Africa region had an excellent quarter with the Morila mine in Mali coming into production and recording a creditable 57,000 attributable ounces for the quarter. Attributable gold production for the quarter thus increased by 58% to 132,000 ounces at a total cash cost of $105 per ounce, an improvement of 18% on the previous quarter.

The region also had an outstanding year with gold production of 366,000 attributable ounces, an increase of 40% compared with 1999. Total cash costs for the region for the year of $124 per ounce were 17% lower than for the previous year.

Mine performance for the quarter

At **Sadiola** (38% attributable), despite mill throughput rising by 3%, attributable production for the quarter decreased by 14% to 54,000 ounces largely as a result of treating lower-grade ore as expected and planned. However, attributable production for the year increased by 13%. High-grade stockpile ore was treated during the third quarter to circumvent the effects of the rainy season. As a result of the decrease in production, total cash costs increased by 12% to $121 per ounce. The mine achieved a 5 Star NOSA rating during the quarter.

Morila (40% attributable) had its first gold pour on 18 October and the current quarter is its first reportable production quarter. The commissioning of the mine exceeded expectations with the oxide circuit producing 57,000 attributable ounces at a total cash cost of $88 per ounce. Commissioning of the sulphide metallurgical plant began in January 2001.

The **Geita** transaction, in which AngloGold acquired a 50% interest in the Geita mine from Ashanti, became unconditional on 30 November and was completed on 15 December 2000. Geita results will be included with effect from the first quarter of 2001.

Over this quarter, production at **Navachab** rose by 5% to 22,000 ounces at a cash cost of $163 per ounce, an improvement of 8%. The mine was declared a continuous operation by the Namibian Minister of Labour, and agreements were finalised with the Mineworkers' Union of Namibia on payment for work on Sundays and public holidays and on the election of a permanent union representative.

Construction at the **Yatela** mine is on schedule with the first gold pour planned for June 2001. Mining in the pit began in December, while construction of the heap leach plant and general infrastructure is at an advanced stage. The safety performance target set for 2000 was achieved. An environmental audit confirmed that the mine had satisfied the requirements of the Environmental Impact Assessment for mine construction.

NORTH AMERICA

Overall performance

North American gold production increased by 23% in the fourth quarter compared with the third quarter, although operating profit decreased during the same period due to higher cash production costs. These costs rose primarily as a result of increases in the price of petroleum products and the cost of purchasing ore from Cortez Gold Mines for custom processing at the Jerritt Canyon operation. In accordance with contract terms, the cost of the ore is reduced by a portion of the gold recovered being allocated to Jerritt Canyon.

Mine performance for the quarter

At **Jerritt Canyon** (70% attributable), the fourth quarter's production at 80,000 ounces, was 54% up on the third quarter as a result of processing of Cortez Gold Mines ore, at grades significantly higher than stockpile ore grades. Tonnage processed in the fourth quarter was approximately 11% lower than the third quarter, but higher ore grades resulted in increased gold production for the quarter. Total cash costs for the fourth quarter were $243 per ounce, 8% higher than the third quarter.

Production at **Cripple Creek & Victor J.V.** (67% attributable, with a 100% interest in production ounces, subject to contractual obligations by the joint venture partners) was 64,000 ounces, 2% lower than the exceptional third quarter levels. Total cash costs were $186 per ounce, some 2% up on the third quarter as a result of higher diesel fuel prices.

SOUTH AMERICA

Overall performance

Gold production at the South American operations totalled 122,000 ounces, an increase of 14%, compared with the previous quarter. Total cash costs for the quarter were 11% higher at $160 per ounce.

For the year, gold production increased 3% to 439,000 ounces. Total cash costs of $139 per ounce were 5% higher than in the previous year, as a result of higher labour costs at Morro Velho and Serra Grande after a two-year wage freeze deal, and unanticipated costs arising from excessive rains.

Compared with 1999, there was an increase of some $1.9 million in capital expenditure, which was focused on mine development and improvements to maintain capacity; and the raising of quality and safety standards at the operations.

Mine performance for the quarter

Increased gold production in the region can be explained by the higher volumes of ore and some 14,300 ounces of gold resulting from a clean-up at the Nova Lima plant at **Morro Velho**. Production was stable at **Cerro Vanguardia** (46.25% attributable), where higher volumes compensated for a lower grade. The improvement at Morro Velho excluding the additional gold from clean-up, made up for reduced production at **Serra Grande** (50% attributable), which resulted from an unexpected, temporary decline in grade at Mina III.

Increased costs for the region were mainly due to higher labour costs at Serra Grande, following a union agreement signed in November; to corrective maintenance on the Serra Grande tailings wall necessitated by heavier than usual rain in December; and to the higher tonnage treated at Cerro Vanguardia.

At Cerro Vanguardia, the improving safety trend noted in previous quarters continues. The mine has been awarded a 4 Star NOSA rating. Serra Grande remains below the Ontario benchmark, and Morro Velho statistics were adversely affected by a fatality in November at the Raposos mine, which is on care and maintenance.

The exploration programme in South America continues, with encouraging results in Peru and in Brazil where the Corrego do Sitio project progresses with new resources being confirmed.

AUSTRALASIA

Overall performance

The December quarter consolidated the improvements achieved in the previous quarter in the region, by maintaining production at 142,000 ounces.

During the quarter actions were initiated to realise significant corporate cost savings by the rationalisation and relocation of the corporate office. This office will relocate from Melbourne to Perth during the first quarter of 2001, so as to be situated closer to the mining operations.

AngloGold Australasia staged a recovery in the second half of 2000 after cyclonic rains in northern and western Australia reduced production in the first half of the year. Total production for the year was 524,000 ounces, due to an excellent performance from the Sunrise Dam mine and the unexpected six-month extension of treatment at the Brocks Creek mine. In April, the AngloGold board approved a $63 million expansion of Sunrise Dam. Work on the pit cutback and the plant upgrade began in the second half of the year. The expansion will take the life of the operation to 2007 and lift production from the mine to above 260,000 ounces per year. A major feasibility study was completed in December at Boddington, based on expansion of the operation to a throughput capacity of more than 25 million tonnes per annum, with annual production of around 600,000 ounces. A decision is expected later in 2001.

Mine performance for the quarter

Sunrise Dam has continued to perform strongly, with production rising to 65,000 ounces for the quarter, an increase of 2% on the previous quarter. Although cash costs increased to $152 (A$287) per ounce, up by 2% relative to the previous period, the mine remains amongst the lowest cost producers in Australia. The major cut-back of the pit is now well under way, resulting in a 27% increase in material moved at the mine from 4.1 million bank cubic metres (bcm) in the previous quarter to 5.2 million bcm in the current period. The expansion of the processing plant is proceeding on schedule and within budget.

Production from the **Pine Creek** operations of 46,000 ounces was the same as that achieved in the previous quarter, notwithstanding the closure of the Brocks Creek mine during the period. The operations were successful in reducing cash costs by 20% to $198 (A$374) per ounce. At Union Reefs, ore has been stockpiled to allow the suspension of mining in the main Crosscourse pit until the end of the current wet season. Mill feed will be sourced from stockpiles and smaller satellite pits during this period. Future activity at

Brocks Creek will be limited to the completion of site rehabilitation.

Boddington (33.3% attributable) also matched the performance of the previous quarter with gold production of 19,000 ounces. Despite the marginal nature of the remnant ore and stockpiles that are currently being processed at the mine, cash costs decreased slightly to $208 (A$392) per ounce. The Final Feasibility Study for the expansion project has now been completed. The project participants are currently appraising both the final study documentation and the results.

Problems arising from the remote and difficult operating environment at the **Tanami** mine again depressed production in the fourth quarter. At 12,000 ounces, production was down by 14% compared with the previous period. Weather conditions were the primary cause of the difficulties, with access to areas of higher-grade ore severely restricted. Although a slight reduction in cash costs was achieved (down 10% from the previous quarter), they remain unacceptably high at $267 (A$504) per ounce.

With the onset of the wet season, exploration activities started to wind down towards the end of the quarter. Encouraging results have been received from the Sickle Prospect, north of the Sunrise Dam mine. A new high-grade zone has been identified in the footwall of the Western Shear zone at Sunrise Dam, providing potential to further expand the reserves.

GOLD MARKET

The spot gold price at the close of the fourth quarter of 2000 was $272 per ounce, almost unchanged from the price at the end of September. However, the market was under pressure for most of the quarter, and the average price of $269 per ounce for the quarter was 2.5% lower than the average of $276 recorded for the third quarter of 2000.

Much of this weakness came from short-term speculation against the gold price in the wake of the short-lived official intervention on behalf of the euro in late September/October. The intervention lifted the euro against the US dollar, and with it the spot price of gold, but selling by funds and speculators started immediately it became clear that no intervention would be sustained. For the quarter, the gold price traded within a $10 range between $275 and $265 per ounce. Since the end of the quarter, however, the New York Comex has reported increased short selling of the metal, and the price tested resistance below $265 per ounce, before short covering pulled the price back within the trading range for the quarter.

As has been the case for some time, the currency markets remained more active than the gold market. The US dollar maintained its dominance for much of the quarter, but began to show signs of weakness in December. This weakness has continued into the new year, and is reflected in comfortable gains by both the euro and the Australian dollar. However, whilst the rand suffered from the strength of the US dollar, it has not benefited particularly from the recent weakness of the US currency. The fourth quarter saw the rand fall to a low of R7.85 against the dollar, and trade at an average exchange rate of R7.60 compared with R7.00 for the third quarter of the year. Since the end of 2000, there has been active speculation against the rand that took the local currency at one point to a new record low of just over R8.00 to the US dollar. It has since stabilised in a range between R7.80 and R7.90. Local gold producers benefited from this currency move as it offered protection from the weaker dollar price of gold. The average rand price of gold for the final quarter of 2000 was R65,759, up by almost 6% from the average local price of R62,176 per kilogram for the previous quarter.

Looking to the year ahead, most commentators see the gold price in a stable state, with small likelihood now of radical weakening. Evolving circumstances in the currency and interest rate markets are likely to support the metal, but the absence of investment interest in gold remains the most important factor in the current price trend for the metal. With solid physical support underlying the market, there should be opportunities for the price to rally in response to favourable news from other markets from time to time.

GOLD MARKET

NET DELTA OPEN HEDGE POSITION AS AT 31 DECEMBER 2000

As at 31 December 2000, the group had outstanding the following net forward pricing commitments against future production. A portion of these sales consists of US dollar-priced contracts which have been converted to rand prices at average annual forward rand values based on a spot rand/dollar rate of 7.57 available on 31 December 2000.

	Kilograms Sold	Forward Price rand per kg	Forward Price $ per oz	Ounces Sold '000
12 Months ending				
31 December 2001	169,166	R74,574	$301	5,439
2002	102,949	R81,600	$313	3,310
2003	71,979	R87,732	$317	2,314
2004	51,614	R94,099	$319	1,659
2005	43,111	R109,164	$346	1,386
January 2006 – December 2010	115,881	R121,742	$335	3,726
	554,701	R91,944	$317	17,834

The marked to market value of all hedge transactions making up the hedge positions in the above table was R1,393 million ($184 million) as at 31 December 2000. The value was based on a gold price of $272.80 per ounce, exchange rates of R/$7.57 and $/A$ 0.5582 and the prevailing market interest rates and volatilities at the time.

As at 30 January 2001, the marked to market value of the hedge book was R2.3 billion ($292.9 million) based on a gold price of $263.35 per ounce and exchange rates of R/$7.90 and $/A$0.5430 and the prevailing market interest rates and volatilities at the time.

Note to AngloGold Hedge Position as at 31 December 2000
*The delta position indicated hereafter reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black and Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2000.

ANGLOGOLD HEDGE POSITION AS AT 31 DECEMBER 2000

Year		2001	2002	2003	2004	2005	2006-2010	Total
DOLLAR GOLD								
Forward Contracts	Amount (kg)	87,901	41,427	37,263	28,854	23,437	77,970	296,852
	$ per oz	$308	$317	$324	$324	$335	$350	$326
Put Options Purchased	Amount (kg)	10,109	3,110	4,977	1,866			20,062
	$ per oz	$313	$407	$362	$433			$351
	*Delta (kg)	5,858	3,020	3,799	1,643			14,320
Put Options Sold	Amount (kg)							
	$ per oz							
	*Delta (kg)							
Call Options Purchased	Amount (kg)	2,658	741	667	572			4,638
	$ per oz	$342	$340	$350	$360			$345
	*Delta (kg)	139	142	181	186			648
Call Options Sold	Amount (kg)	24,503	11,885	10,463	3,303	1,704	2,233	54,092
	$ per oz	$305	$373	$372	$342	$358	$338	$338
	*Delta (kg)	8,590	1,432	2,211	1,391	723	1,331	15,678
RAND GOLD								
Forward Contracts	Amount (kg)	41,382	41,474	16,706	13,311	12,700	18,433	144,006
	Rand per kg	R73,962	R78,433	R83,670	R89,500	R115,704	R127,526	R88,350
Put Options Purchased	Amount (kg)	2,644						2,644
	Rand per kg	R71,668						R71,668
	*Delta (kg)	1,457						1,457
Put Options Sold	Amount (kg)							
	Rand per kg							
	*Delta (kg)							
Call Options Purchased	Amount (kg)							
	Rand per kg							
	*Delta (kg)							
Call Options Sold	Amount (kg)	18,214	14,357	4,519	1,875	3,119	1,875	43,958
	Rand per kg	R78,116	R87,003	R93,766	R93,603	R125,774	R93,603	R87,330
	*Delta (kg)	3,561	3,883	1,567	1,157	1,445	1,602	13,215
AUS DOLLAR (A$) GOLD								
Forward Contracts	Amount (kg)	20,660	12,597	10,731	5,443	6,221	31,726	87,377
	A$ per oz	A$518	A$612	A$554	A$529	A$622	A$568	A$562
Call Options Purchased	Amount (kg)	4,121	6,687	778		4,665	31,725	47,977
	A$ per oz	A$717	A$728	A$703		A$704	A$684	A$695
	*Delta (kg)	103	742	117		1,414	15,180	17,556
Call Options Sold	Amount (kg)							
	A$ per oz							
	*Delta (kg)							
RAND DOLLAR (000)								
Forward Contracts	Amount ($)	150,172	20,000					170,172
	ZAR per $	R 7.32	R 6.48					R 7.22
Put Options Purchased	Amount ($)	190,000						190,000
	ZAR per $	R 7.33						R 7.33
	*Delta ($)	41,726						41,726
Put Options Sold	Amount ($)	90,000						90,000
	ZAR per $	R 7.25						R 7.25
	*Delta ($)	17,341						17,341
Call Options Purchased	Amount ($)	30,470	5,450					35,920
	ZAR per $	R 7.30	R 6.48					R 7.17
	*Delta ($)	20,127	5,170					25,297
Call Options Sold	Amount ($)	264,170	33,450	8,000				305,620
	ZAR per $	R 7.82	R 7.06	R 6.94				R 7.71
	*Delta ($)	141,676	27,644	7,297				176,617
AUS DOLLAR (000)								
Forward Contracts	Amount ($)	39,161	43,748	29,428				112,336
	$ per A$	A$.65	A$.58	A$.59				A$.61

NOTES

1. The results included herein for the quarter and twelve months ended 31 December 2000, which are audited, have been prepared using accounting policies which are in accordance with the standards issued by the International Accounting Standards Committee and the South African Institute of Chartered Accountants. Where appropriate, comparative figures have been restated.

2. During the quarter 3,600 ordinary shares were allotted in terms of the Share Incentive Scheme, thereby increasing the number of ordinary shares in issue at 31 December 2000 to 107,021,087.

3. It was previously reported that AngloGold had entered into a non-binding heads of agreement for the acquisition of a 50% joint venture interest in the Geita project in Tanzania from Ashanti Goldfields Company Limited (Ashanti). On 26 June 2000 it was announced that the formal agreement had been signed with Ashanti. The transaction, which was subject to regulatory and governmental approvals as well as Ashanti shareholders' and bank creditor ratification, was finalised on 15 December 2000.

4. Orders placed and outstanding on capital contracts as at 31 December 2000 totalled R447.4 million (30 September 2000: R746.5 million), equivalent to $59.1 million (30 September 2000: $103.2 million) at the rate of exchange ruling on that date.

5. On 27 November 2000, AngloGold issued a Cautionary Notice advising shareholders to exercise caution when dealing in AngloGold shares. On 19 December 2000 it was announced that AngloGold had entered into an agreement with Harmony Gold Mining Company Limited, whereby Harmony had agreed, in principle, to purchase AngloGold's Elandsrand and Deelkraal mines, for the sum of R1 billion. At the same time, AngloGold issued a further Cautionary Notice, advising shareholders to continue to exercise caution in dealing in AngloGold shares, as AngloGold is continuing discussions with various parties regarding certain of its assets in the Free State.

6. **Further cautionary announcement**

   Further to the cautionary announcements dated 27 November and 19 December 2000, shareholders are advised that AngloGold is continuing to consider its position regarding certain of its assets in the Free State and discussions are continuing with various parties. Accordingly, shareholders are advised to continue to exercise caution when dealing in AngloGold shares.

7. **Dividend**

   The directors have today declared Final Dividend No. 89 of 650 (1999:1,100) South African cents per ordinary share for the twelve months ended 31 December 2000. Payment details are as follows:

   To registered holders of ordinary shares

	South African, United Kingdom and Australian Share Registers 2001
Ex-dividend date	Monday, 19 February
Last day to register for dividend and for change of address	Friday, 23 February *
Record date	Friday, 23 February
Registers closed from	Saturday, 24 February *
to (inclusive)	Saturday, 3 March *
Currency conversion date for UK pounds and Australia dollars	Monday, 26 February
Dividend cheques posted	Thursday, 29 March
Payment date of dividend (includes Electronic Funds Transfers)	Friday, 30 March

   *Not applicable for the Australian Share Register

Registered members with addresses within the Rand Monetary Area who have not yet completed mandate forms authorising the payment of dividends by Electronic Funds Transfer should contact Computershare Services in Johannesburg. Members are reminded to notify the Share Registrars of changes of address or personal details.

To holders of American Depositary Shares
(Each American Depositary Share (ADS) represents one-half of an ordinary share. At 31 December 2000, 32,600,630 ADSs were in issue, representing 16,300,315 shares).

	2001
Ex-dividend on New York Stock Exchange	Wednesday, 21 February
Record date	Friday, 23 February
Approximate date for currency conversion into US dollars	Friday, 30 March
Approximate payment date of dividend	Monday, 9 April

For illustrative purposes, the dividend payable on an ADS was equivalent to 41.28 US cents at the rate of exchange ruling on Monday, 29 January 2001. This compares with the interim dividend of 51.06 US cents per ADS paid on 11 October 2000.

By order of the Board

R M GODSELL
Chairman and Chief Executive Officer

R P EDEY
Deputy Chairman

30 January 2001

GROUP OPERATING RESULTS

Issued Capital: 107,021,087 ordinary shares of 50 cents each
2,000,000 A redeemable preference shares
778,896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Weighted average: 106,962,987 ordinary shares in issue
Statistics are shown in metric units and financial figures in South African rand.

			Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Year ended December 1999
GOLD						
UNDERGROUND OPERATIONS						
Tonnes milled	- 000	- reef	5,123	5,531	21,126	21,055
		- waste	35	8	167	649
		- total	5,158	5,539	21,293	21,704
Yield	- g/t	- reef	8.24	7.79	8.02	8.31
		- waste	0.26	0.50	0.54	0.81
		- average	8.18	7.78	7.96	8.09
Gold produced	- kg	- reef	42,202	43,073	169,468	174,994
		- waste	9	4	91	527
		- total	42,211	43,077	169,559	175,521
PRODUCTIVITY						
g/employee		- target	213	211	209	222
		- actual	195	199	193	210
SURFACE AND DUMP RECLAMATION						
Tonnes treated	- 000		12,340	12,111	50,289	54,354
Yield	- g/t		0.33	0.31	0.32	0.30
Gold produced	- kg		4,122	3,747	15,870	16,165
OPEN-PIT OPERATIONS						
Tonnes mined	- 000		14,165	10,589	49,121	47,880
Stripping ratio	- t(mined-treated) /t treated		1.26	0.81	1.08	2.51
Tonnes treated	- 000		6,269	5,839	23,601	13,630
Yield	- g/t		1.85	1.73	1.69	1.72
Gold produced	- kg		11,573	10,100	39,866	23,480
TOTAL						
Gold produced	- kg		57,906	56,924	225,295	215,166
Revenue	- R/kg sold		70,819	67,460	67,158	61,830
Total cash costs	- R/kg produced		48,255	46,914	46,404	41,979
Total production costs	- R/kg produced		55,454	53,967	53,334	47,842
CAPITAL EXPENDITURE						
		- mining direct	836.6	426.0	1,850.9	1,254.6
		- other	110.1	47.7	212.5	90.6
		- recoupments	(8.7)	(35.8)	(54.5)	(15.0)
Net capital expenditure			938.0	437.9	2,008.9	1,330.2

GROUP OPERATING RESULTS

Issued Capital: 107,021,087 ordinary shares of 50 cents each
2,000,000 A redeemable preference shares
778,896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Weighted average: 106,962,987 ordinary shares in issue
Statistics are shown in imperial units and financial figures in US dollars.

			Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Year ended December 1999
GOLD						
UNDERGROUND OPERATIONS						
Tons milled	- 000	- reef	5,647	6,097	23,287	23,209
		- waste	39	9	184	715
		- total	5,686	6,106	23,471	23,924
Yield	- oz/t	- reef	0.240	0.227	0.234	0.242
		- waste	-	-	0.016	0.024
		- average	0.239	0.227	0.232	0.236
Gold produced	- oz 000	- reef	1,357	1,385	5,448	5,626
		- waste	-	-	3	17
		- total	1,357	1,385	5,451	5,643
PRODUCTIVITY						
oz/employee		- target	6.86	6.79	6.71	7.14
		- actual	6.28	6.41	6.21	6.75
SURFACE AND DUMP RECLAMATION						
Tons treated	- 000		13,603	13,350	55,436	59,915
Yield	- oz/t		0.010	0.009	0.009	0.009
Gold produced	- oz 000		133	120	510	520
OPEN-PIT OPERATIONS						
Tons mined	- 000		15,614	11,672	54,146	52,779
Stripping ratio	- t(mined-treated)					
	/t treated		1.26	0.81	1.08	2.51
Tons treated	- 000		6,910	6,437	26,016	15,024
Yield	- oz/t		0.054	0.050	0.049	0.050
Gold produced	- oz 000		372	325	1,282	755
TOTAL						
Gold produced	- oz 000		1,862	1,830	7,243	6,918
Revenue	- $/oz sold		289	300	308	315
Total cash costs	- $/ounce produced		197	209	213	213
Total production costs	- $/ounce produced		226	240	245	244
Rand/US Dollar average exchange rate			7.63	6.99	6.78	6.11
CAPITAL EXPENDITURE						
	- mining direct		123.3	60.9	273.1	205.4
	- other		16.2	6.8	31.3	14.8
	- recoupments		(1.3)	(5.1)	(7.9)	(2.4)
Net capital expenditure			138.2	62.6	296.5	217.8

GROUP INCOME STATEMENT

SA Rand million	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Year ended December 1999
Revenue	4,297.4	4,079.6	15,971.4	14,197.1
Gold sales	4,131.3	3,903.7	15,338.0	13,473.1
Cost of sales	3,242.4	3,089.8	12,065.7	10,385.6
Cash operating costs	2,790.7	2,654.2	10,420.9	9,027.4
Other cash costs	33.1	41.0	130.9	57.7
Total cash costs	2,823.8	2,695.2	10,551.8	9,085.1
Retrenchment costs	55.1	22.1	117.8	57.6
Rehabilitation and other non-cash costs	(20.4)	13.1	9.2	54.5
Production costs	2,858.5	2,730.4	10,678.8	9,197.2
Amortisation of mining assets	416.8	378.9	1,508.5	1,199.3
Total production costs	3,275.3	3,109.3	12,187.3	10,396.5
Inventory change	(32.9)	(19.5)	(121.6)	(10.9)
Operating profit	888.9	813.9	3,272.3	3,087.5
Corporate administration and other expenses	48.9	45.6	174.7	178.7
Market development costs	10.0	25.9	81.7	90.6
Research and development	20.2	12.4	53.6	42.7
Exploration costs	109.7	74.3	309.3	286.8
Profit from operations	700.1	655.7	2,653.0	2,488.7
Finance costs	154.2	121.1	480.5	321.3
Unwinding of decommissioning obligation	0.9	0.8	2.4	18.1
Exchange gain on transactions other than sales	18.3	1.3	23.7	17.3
Interest receivable	43.8	59.5	249.5	436.6
Growth in AngloGold Environmental Rehabilitation Trust	11.4	4.6	25.2	26.3
Income from associates before taxation	5.1	3.3	26.8	43.2
Dividends received from other investments	-	-	-	4.8
Profit on sale of assets	23.4	21.7	51.7	25.6
Profit before exceptional items	647.0	624.2	2,547.0	2,703.1
Profit on sale of associate	-	-	-	543.2
Impairment of mining assets	708.5	-	708.5	-
Amortisation of goodwill	39.0	32.4	135.3	335.8
Termination of retirement benefit plans	9.7	-	9.7	-
(Loss) / profit before taxation	(110.2)	591.8	1,693.5	2,910.5
Taxation	(25.3)	181.9	490.9	227.7
Normal taxation	106.2	123.4	534.2	649.8
Deferred taxation - current	64.3	58.5	152.5	37.8
- exceptional items	(195.8)	-	(195.8)	-
- rate change	-	-	-	(459.9)
(Loss) / profit after taxation	(84.9)	409.9	1,202.6	2,682.8
Minority interest	46.6	16.0	87.0	28.9
Net (loss) / profit	(131.5)	393.9	1,115.6	2,653.9
Headline earnings				
The net (loss) / profit has been adjusted by the following to arrive at headline earnings:				
Net (loss) / profit	(131.5)	393.9	1,115.6	2,653.9
Profit on sale of associate	-	-	-	(543.2)
Impairment of mining assets	708.5	-	708.5	-
Deferred taxation on impairment of mining assets	(195.8)	-	(195.8)	-
Amortisation of goodwill	39.0	32.4	135.3	335.8
Termination of retirement benefit plans	9.7	-	9.7	-
Headline earnings	429.9	426.3	1,773.3	2,446.5
Deferred taxation rate change	-	-	-	(459.9)
Headline earnings before deferred taxation rate change	429.9	426.3	1,773.3	1,986.6
Earnings per ordinary share - cents				
- Net (loss) / earnings	(123)	369	1,043	2,695
- Headline	402	399	1,658	2,485
- Headline before deferred taxation rate change	402	399	1,658	2,018
Dividends				
- Rm			1,498.2	2,058.9
- cents per share			1,400	2,000

GROUP INCOME STATEMENT

US Dollar million	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Year ended December 1999
Revenue	564.6	582.1	2,299.3	2,323.6
Gold sales	542.8	557.1	2,208.1	2,205.2
Cost of sales	426.4	442.0	1,739.6	1,699.9
Cash operating costs	367.1	379.7	1,502.6	1,477.5
Other cash costs	4.3	5.9	18.8	9.4
Total cash costs	371.4	385.6	1,521.4	1,486.9
Retrenchment costs	7.2	3.2	16.5	9.4
Rehabilitation and other non-cash costs	(2.7)	1.9	1.8	9.1
Production costs	375.9	390.7	1,539.7	1,505.4
Amortisation of mining assets	54.8	54.2	217.2	196.3
Total production costs	430.7	444.9	1,756.9	1,701.7
Inventory change	(4.3)	(2.9)	(17.3)	(1.8)
Operating profit	116.4	115.1	468.5	505.3
Corporate administration and other expenses	6.4	6.5	25.3	29.3
Market development costs	1.4	3.7	12.0	14.8
Research and development costs	2.7	1.8	7.7	7.0
Exploration costs	14.4	10.6	44.0	46.9
Profit from operations	91.5	92.5	379.5	407.3
Finance costs	20.3	17.4	68.9	52.5
Unwinding of decommissioning obligation	0.1	0.1	0.4	3.0
Exchange gain on transactions other than sales	2.4	0.2	3.0	2.9
Interest receivable	5.8	8.5	36.8	71.4
Growth in AngloGold Environmental Rehabilitation Trust	1.5	0.7	3.6	4.4
Income from associates before taxation	0.7	0.5	4.0	7.1
Dividends received from other investments	-	-	-	0.7
Profit on sale of assets	3.1	3.1	7.1	4.2
Profit before exceptional items	84.6	88.0	364.7	442.5
Profit on sale of associate	-	-	-	88.7
Impairment of mining assets	92.9	-	92.9	-
Amortisation of goodwill	5.1	4.6	19.4	55.1
Termination of retirement benefit plans	1.3	-	1.3	-
(Loss) / profit before taxation	(14.7)	83.4	251.1	476.1
Taxation	(3.2)	25.9	73.2	37.2
Normal taxation	14.0	17.5	77.8	106.4
Deferred taxation - current	8.5	8.4	21.1	6.2
- exceptional items	(25.7)	-	(25.7)	-
- rate change	-	-	-	(75.4)
(Loss) / profit after taxation	(11.5)	57.5	177.9	438.9
Minority interest	6.1	2.3	12.1	4.7
Net (loss) / profit	(17.6)	55.2	165.8	434.2
Headline earnings				
The net (loss) / profit has been adjusted by the following to arrive at headline earnings:				
Net (loss) / profit	(17.6)	55.2	165.8	434.2
Profit on sale of associate	-	-	-	(88.7)
Impairment of mining assets	92.9	-	92.9	-
Deferred taxation on impairment of mining assets	(25.7)	-	(25.7)	-
Amortisation of goodwill	5.1	4.6	19.4	55.1
Termination of retirement benefit plans	1.3	-	1.3	-
Headline earnings	56.0	59.8	253.7	400.6
Deferred taxation rate change	-	-	-	(75.4)
Headline earnings before deferred taxation rate change	56.0	59.8	253.7	325.2
Earnings per ordinary share - cents				
- Net (loss) / earnings	(16)	52	155	441
- Headline	52	56	237	407
- Headline before deferred taxation rate change	52	56	237	328
Dividends				
- $m			209.9	337.4
- cents per share			196	328

GROUP BALANCE SHEET

December 1999	September 2000	December 2000		December 2000	September 2000	December 1999
US Dollar million				**SA Rand million**		
			ASSETS			
			Non-current assets			
2,901.4	2,607.0	2,661.3	Mining assets	20,159.2	18,861.6	17,857.1
221.7	274.8	403.4	Goodwill	3,055.7	1,988.2	1,364.6
12.9	19.3	19.5	Investments in associates	147.6	139.9	79.4
7.5	6.1	7.3	Other investments	55.3	44.1	45.9
44.5	39.7	47.3	AngloGold Environmental Rehabilitation Trust	358.2	287.5	273.7
55.9	48.9	49.8	Long-term loans - unsecured	377.6	353.8	343.9
3,243.9	2,995.8	3,188.6		24,153.6	21,675.1	19,964.6
			Current assets			
189.9	189.3	191.8	Inventories	1,453.0	1,369.9	1,169.0
222.9	224.3	229.3	Trade and other receivables	1,736.6	1,623.1	1,372.3
21.3	19.1	21.2	Current portion of loans advanced	160.7	137.9	131.0
492.5	159.5	194.9	Cash and cash equivalents	1,476.7	1,153.9	3,031.0
926.6	592.2	637.2		4,827.0	4,284.8	5,703.3
4,170.5	3,588.0	3,825.8	**Total assets**	28,980.6	25,959.9	25,667.9
			EQUITY AND LIABILITIES			
			Share capital and reserves			
1,275.8	1,098.7	1,049.7	Share capital and premium	7,951.2	7,949.2	7,852.4
29.5	22.1	62.6	Non-distributable reserve	474.1	161.2	181.6
559.3	375.7	340.4	Retained earnings	2,578.5	2,718.1	3,442.7
1,864.6	1,496.5	1,452.7	Shareholders' equity	11,003.8	10,828.5	11,476.7
26.5	25.3	28.2	Minority interests	213.4	183.2	163.1
1,891.1	1,521.8	1,480.9		11,217.2	11,011.7	11,639.8
			Non-current liabilities			
679.3	600.2	710.3	Borrowings	5,380.8	4,342.8	4,180.7
18.7	16.7	15.8	Debentures	119.6	120.7	114.9
334.5	296.3	283.5	Provisions	2,147.7	2,143.6	2,058.7
710.9	601.3	552.8	Deferred taxation	4,187.3	4,350.2	4,375.5
1,743.4	1,514.5	1,562.4		11,835.4	10,957.3	10,729.8
			Current liabilities			
343.0	254.5	315.3	Trade and other payables	2,388.5	1,841.1	2,110.6
130.3	256.1	430.4	Current portion of borrowings	3,260.6	1,852.7	801.8
62.7	41.1	36.8	Taxation	278.9	297.1	385.9
536.0	551.7	782.5		5,928.0	3,990.9	3,298.3
4,170.5	3,588.0	3,825.8	**Total equity and liabilities**	28,980.6	25,959.9	25,667.9

GROUP CASH FLOW STATEMENT

Year ended December 1999	Year ended December 2000	Quarter ended December 2000		Quarter ended December 2000	Year ended December 2000	Year ended December 1999
US Dollar million				SA Rand million		
			Cash flows from operating activities			
587.4	557.3	188.8	Cash generated from operations	1,441.2	3,896.6	3,587.4
(52.5)	(68.9)	(20.3)	Finance costs	(154.2)	(480.5)	(321.3)
71.4	36.8	5.8	Interest receivable	43.8	249.5	436.6
4.4	3.6	1.5	Growth in AngloGold Environmental Rehabilitation Trust	11.4	25.2	26.3
5.4	1.7	-	Dividends received from associates	-	11.8	32.9
0.7	-	-	Dividends received from other investments	-	-	4.8
(272.3)	(300.1)	-	Dividends paid	-	(1,980.7)	(1,663.6)
(100.9)	(94.3)	(16.6)	Mining and normal taxation paid	(126.6)	(639.5)	(616.4)
243.6	136.1	159.2	Net cash inflow from operating activities	1,215.6	1,082.4	1,486.7
			Cash flows from investing activities			
(217.6)	(304.4)	(139.5)	Capital expenditure	(946.7)	(2,063.4)	(1,345.2)
2.4	7.9	1.3	Proceeds from sale of assets	8.7	54.5	15.0
(2.0)	(9.8)	(1.5)	Other investments acquired	(11.3)	(66.4)	(12.7)
(468.3)	(345.2)	(213.9)	Through acquisition of subsidiaries	(1,633.9)	(2,528.0)	(2,883.1)
220.5	4.7	3.1	Proceeds from sale of investments	23.4	31.7	1,347.0
(8.2)	(7.7)	(4.3)	Loans advanced	(33.1)	(52.2)	(50.0)
23.4	19.2	8.9	Repayment of loans advanced	67.9	130.5	142.9
(449.8)	(635.3)	(345.9)	Net cash outflow from investing activities	(2,525.0)	(4,493.3)	(2,786.1)
			Cash flows from financing activities			
3.5	1.7	0.2	Proceeds from issue of share capital	1.5	11.8	21.3
(6.9)	(2.6)	0.1	Share issue expenses	0.5	(17.6)	(42.3)
517.9	373.0	246.0	Proceeds from borrowings	1,877.3	2,530.1	3,164.0
(42.7)	(111.9)	(33.0)	Repayment of borrowings	(251.6)	(759.3)	(260.6)
471.8	260.2	213.3	Net cash inflow from financing activities	1,627.7	1,765.0	2,882.4
265.6	(239.0)	26.6	Net increase (decrease) increase in cash and cash equivalents	318.2	(1,645.9)	1,583.0
(26.7)	(58.6)	8.8	Translation adjustment	4.6	91.6	(43.8)
253.6	492.5	159.5	Opening cash and cash equivalents	1,153.9	3,031.0	1,491.8
492.5	194.9	194.9	**Closing cash and cash equivalents**	1,476.7	1,476.7	3,031.0
			Note to the Cash Flow Statement			
			Cash generated from operations			
476.1	251.1	(14.7)	(Loss) / profit before taxation	(110.2)	1,693.5	2,910.5
			Adjusted for:			
9.1	2.2	(1.9)	Non-cash movements	(14.7)	14.9	54.5
196.3	217.2	54.8	Amortisation of mining assets	416.8	1,508.5	1,199.3
52.5	68.9	20.3	Finance costs	154.2	480.5	321.3
3.0	0.4	0.1	Unwinding of decommissioning obligation	0.9	2.4	18.1
(71.4)	(36.8)	(5.8)	Interest receivable	(43.8)	(249.5)	(436.6)
(4.4)	(3.6)	(1.5)	Growth in AngloGold Environmental Rehabilitation Trust	(11.4)	(25.2)	(26.3)
(7.1)	(4.0)	(0.7)	Income from associates before taxation	(5.1)	(26.8)	(43.2)
(0.7)	-	-	Dividends received from other investments	-	-	(4.8)
(4.2)	(7.1)	(3.1)	Profit on sale of assets	(23.4)	(51.7)	(25.6)
(88.7)	-	-	Profit on sale of associate	-	-	(543.2)
-	92.9	92.9	Impairment of mining assets	708.5	708.5	-
55.1	19.4	5.1	Amortisation of goodwill	39.0	135.3	335.8
(28.2)	(43.3)	43.3	Movement in working capital	330.4	(293.8)	(172.4)
587.4	557.3	188.8		1,441.2	3,896.6	3,587.4
			The following analyses the movement in working capital:			
4.1	(35.5)	(5.2)	(Increase) decrease in inventories	(39.9)	(240.8)	25.2
(4.5)	(43.1)	(11.5)	Increase in trade and other receivables	(87.6)	(292.3)	(27.5)
(27.8)	35.3	60.0	Increase (decrease) in trade and other payables	457.9	239.3	(170.1)
(28.2)	(43.3)	43.3		330.4	(293.8)	(172.4)

KEY OPERATING RESULTS
PER REGION

SA Rand / Metric	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
	Yield - g/t			Gold produced - kg		
SOUTH AFRICAN REGION						
VAAL RIVER						
Great Noligwa Mine	13.06	12.71	12.32	7,829	8,280	30,204
Kopanang Mine	7.52	6.46	7.04	3,797	3,463	14,973
Tau Lekoa Mine	5.84	4.77	4.98	2,590	2,579	9,783
Surface Operations	0.80	0.52	0.60	903	559	2,827
ERGO						
Ergo	0.24	0.24	0.24	2,448	2,435	9,969
FREE STATE						
Bambanani Mine	7.76	7.03	7.15	3,184	3,506	13,717
Tshepong Mine	6.61	7.55	7.36	2,270	2,735	9,962
Matjhabeng Mine	6.91	7.00	7.19	2,440	2,809	11,444
Joel Mine	3.74	4.47	4.61	1,424	1,704	6,529
Surface Operations	0.91	0.88	0.92	649	588	2,591
WEST WITS						
TauTona Mine	11.60	11.54	11.30	4,772	4,956	18,643
Savuka Mine	8.92	8.42	8.39	2,267	2,133	8,468
Mponeng Mine	7.00	7.74	8.05	2,521	3,043	12,489
Elandsrand Mine	6.10	5.84	6.37	2,593	2,545	11,008
Deelkraal Mine	8.38	6.57	7.17	1,288	1,412	5,434
Surface Operations	0.86	1.35	0.85	124	165	483
AFRICAN REGION						
Navachab	1.96	1.91	1.82	671	637	2,399
Sadiola - Attributable 38%	3.14	3.78	3.56	1,684	1,963	7,227
Morila - Attributable 40%	8.81	-	8.81	1,762	-	1,762
NORTH AMERICAN REGION						
Cripple Creek & Victor J.V.	0.72	0.81	0.75	2,004	2,035	7,702
Jerritt Canyon J.V. - Attributable 70%	15.58	11.94	13.93	2,480	1,631	7,724
SOUTH AMERICAN REGION						
Morro Velho	7.23	6.63	6.79	2,094	1,567	6,558
Serra Grande - Attributable 50%	7.87	8.45	8.15	724	776	2,999
Cerro Vanguardia - Attributable 46.25%	10.16	11.56	11.22	986	985	4,101
AUSTRALASIAN REGION						
Sunrise Dam	4.39	4.31	3.87	2,037	1,999	7,011
Boddington - Attributable 33.33%	0.76	0.88	0.82	579	576	2,394
Tanami - Attributable 40%	2.44	2.95	2.59	369	441	1,493
Union Reefs	1.68	1.42	1.40	1,176	1,042	3,939
Brocks Creek	1.21	1.02	1.26	243	359	1,463

KEY OPERATING RESULTS
PER REGION

SA Rand / Metric	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
	Total cash costs - R/kg			Total production costs - R/kg		
SOUTH AFRICAN REGION						
VAAL RIVER						
Great Noligwa Mine	31,002	30,157	31,966	32,446	32,210	33,893
Kopanang Mine	47,796	53,339	48,027	51,219	57,180	51,480
Tau Lekoa Mine	47,836	47,375	48,166	55,094	53,306	54,555
Surface Operations	34,392	42,906	38,523	34,392	42,906	38,523
ERGO						
Ergo	57,650	56,382	53,818	65,576	64,842	62,114
FREE STATE						
Bambanani Mine	66,919	62,546	60,558	70,687	65,968	64,553
Tshepong Mine	63,003	51,074	52,607	70,449	58,423	60,306
Matjhabeng Mine	73,332	66,710	63,754	88,212	73,010	70,701
Joel Mine	78,912	59,431	64,085	86,214	68,055	72,172
Surface Operations	42,955	42,180	49,635	43,996	42,706	50,705
WEST WITS						
TauTona Mine	37,553	38,314	38,288	40,508	41,079	40,991
Savuka Mine	53,146	55,736	54,927	56,674	59,299	58,375
Mponeng Mine	66,470	56,191	53,000	73,370	63,058	59,517
Elandsrand Mine	68,792	70,496	62,597	75,232	76,823	68,847
Deelkraal Mine	66,006	63,252	65,200	78,974	77,701	75,763
Surface Operations	69,261	43,509	54,605	70,704	43,509	55,196
AFRICAN REGION						
Navachab	39,847	40,122	42,249	44,720	45,011	47,472
Sadiola - Attributable 38%	29,533	24,232	25,393	43,975	35,672	37,632
Morila - Attributable 40%	21,627	-	21,627	37,892	-	37,892
NORTH AMERICAN REGION						
Cripple Creek & Victor J.V.	45,365	40,969	42,454	69,896	61,421	63,900
Jerritt Canyon J.V. - Attributable 70%	59,301	50,473	48,730	78,805	74,246	68,645
SOUTH AMERICAN REGION						
Morro Velho	33,393	30,763	30,169	43,955	42,946	41,231
Serra Grande - Attributable 50%	30,281	24,244	25,043	45,783	35,947	38,287
Cerro Vanguardia - Attributable 46.25%	41,593	33,937	32,742	64,179	48,621	51,365
AUSTRALASIAN REGION						
Sunrise Dam	37,244	33,686	38,466	49,694	46,091	51,192
Boddington - Attributable 33.33%	50,884	47,349	48,122	54,600	50,335	51,449
Tanami - Attributable 40%	65,126	66,966	63,931	75,246	75,076	70,261
Union Reefs	55,896	69,953	61,363	63,728	78,199	69,344
Brocks Creek	40,788	37,290	43,799	47,600	37,302	51,504

KEY OPERATING RESULTS
PER REGION

SA Rand / Metric	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
	Productivity per employee - g			Operating profit - Rm		
SOUTH AFRICAN REGION						
VAAL RIVER						
Great Noligwa Mine	278	295	267	264.9	263.7	941.0
Kopanang Mine	162	149	160	59.8	24.1	204.3
Tau Lekoa Mine	201	207	194	36.3	28.5	109.8
Surface Operations	567	384	441	32.3	13.0	78.3
ERGO						
Ergo	-	-	-	6.1	0.9	27.0
FREE STATE						
Bambanani Mine	141	154	149	(7.3)	(9.5)	3.2
Tshepong Mine	164	195	176	(3.7)	12.2	43.7
Matjhabeng Mine	123	124	122	(21.9)	(17.0)	(24.4)
Joel Mine	113	126	122	(14.3)	34.6	34.0
Surface Operations	254	228	249	23.3	22.1	83.1
WEST WITS						
TauTona Mine	259	270	250	124.2	120.2	446.7
Savuka Mine	183	173	169	28.7	13.2	64.2
Mponeng Mine	155	184	190	(21.6)	7.0	58.4
Elandsrand Mine	146	142	153	(19.9)	(29.2)	(40.7)
Deelkraal Mine	123	130	126	(5.6)	(17.6)	(48.1)
Surface Operations	-	-	-	3.5	6.6	12.7
AFRICAN REGION						
Navachab	657	609	570	15.5	13.1	44.0
Sadiola - Attributable 38%	1,782	2,062	1,930	51.8	63.5	218.8
Morila - Attributable 40%	4,736	-	4,736	49.4	-	49.4
NORTH AMERICAN REGION						
Cripple Creek & Victor J.V.	1,914	1,922	1,886	35.4	31.8	105.4
Jerritt Canyon J.V. - Attributable 70%	1,707	1,673	1,674	11.9	2.7	46.0
SOUTH AMERICAN REGION						
Morro Velho	496	415	426	65.0	53.9	201.4
Serra Grande - Attributable 50%	931	990	968	28.4	28.5	105.2
Cerro Vanguardia - Attributable 46.25%	2,054	1,951	2,100	19.5	21.5	91.6
AUSTRALASIAN REGION						
Sunrise Dam	2,209	2,876	2,292	51.6	61.5	187.8
Boddington - Attributable 33.33%	1,644	1,605	1,706	10.7	12.3	42.1
Tanami - Attributable 40%	1,238	1,480	1,279	(0.2)	0.9	5.7
Union Reefs	1,744	1,366	1,391	13.2	7.2	25.9
Brocks Creek	2,210	2,563	2,103	2.7	4.8	22.4
Regional corporate costs and other non-mining subsidiaries				49.3	39.4	133.5
ANGLOGOLD GROUP TOTAL				888.9	813.9	3 272.3

KEY OPERATING RESULTS
PER REGION

	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
US Dollar / Imperial	Yield - oz/t			Gold produced - oz 000		
SOUTH AFRICAN REGION						
VAAL RIVER						
Great Noligwa Mine	0.381	0.371	0.359	252	266	971
Kopanang Mine	0.219	0.188	0.205	122	111	481
Tau Lekoa Mine	0.170	0.139	0.145	83	83	315
Surface Operations	0.023	0.015	0.017	29	18	90
ERGO						
Ergo	0.007	0.007	0.007	79	78	321
FREE STATE						
Bambanani Mine	0.226	0.205	0.208	102	113	441
Tshepong Mine	0.193	0.220	0.215	73	88	320
Matjhabeng Mine	0.202	0.204	0.210	78	90	368
Surface Operations	0.026	0.026	0.027	21	19	83
Joel Mine	0.109	0.130	0.135	46	55	210
WEST WITS						
TauTona Mine	0.338	0.337	0.330	153	159	599
Savuka Mine	0.260	0.246	0.245	73	69	272
Mponeng Mine	0.204	0.226	0.235	81	98	402
Elandsrand Mine	0.178	0.170	0.186	83	82	355
Deelkraal Mine	0.244	0.192	0.209	41	45	175
Surface Operations	0.025	0.039	0.025	4	5	16
AFRICAN REGION						
Navachab	0.057	0.056	0.053	22	20	77
Sadiola - Attributable 38%	0.092	0.110	0.104	54	63	232
Morila - Attributable 40%	0.257	-	0.257	57	-	57
NORTH AMERICAN REGION						
Cripple Creek & Victor J.V.	0.021	0.024	0.022	64	65	248
Jerritt Canyon J.V. - Attributable 70%	0.454	0.348	0.406	80	52	248
SOUTH AMERICAN REGION						
Morro Velho	0.211	0.193	0.198	67	50	211
Serra Grande - Attributable 50%	0.230	0.247	0.238	23	25	96
Cerro Vanguardia - Attributable 46.25%	0.296	0.337	0.327	32	32	132
AUSTRALASIAN REGION						
Sunrise Dam	0.128	0.126	0.113	65	64	225
Boddington - Attributable 33.33%	0.022	0.026	0.024	19	19	77
Tanami - Attributable 40%	0.071	0.086	0.076	12	14	48
Union Reefs	0.049	0.041	0.041	38	34	127
Brocks Creek	0.035	0.030	0.037	8	12	47

KEY OPERATING RESULTS
PER REGION

US Dollar / Imperial	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
	Total cash costs - $/oz			Total production costs - $/oz		
SOUTH AFRICAN REGION						
VAAL RIVER						
Great Noligwa Mine	127	134	144	133	143	152
Kopanang Mine	195	237	215	209	254	231
Tau Lekoa Mine	196	211	216	225	238	244
Surface Operations	140	191	172	140	191	172
ERGO						
Ergo	236	250	242	268	287	279
FREE STATE						
Bambanani Mine	273	279	272	289	294	290
Tshepong Mine	258	227	236	288	259	270
Matjhabeng Mine	301	297	287	362	324	317
Joel Mine	323	265	288	352	303	324
Surface Operations	178	188	227	178	190	231
WEST WITS						
TauTona Mine	154	171	172	166	183	184
Savuka Mine	218	248	247	233	262	262
Mponeng Mine	271	249	238	300	280	267
Elandsrand Mine	282	313	281	308	341	309
Deelkraal Mine	271	282	294	324	346	341
Surface Operations	269	193	248	269	193	248
AFRICAN REGION						
Navachab	163	178	189	183	200	213
Sadiola - Attributable 38%	121	108	114	180	159	169
Morila - Attributable 40%	88	-	88	154	-	154
NORTH AMERICAN REGION						
Cripple Creek & Victor J.V.	186	182	190	286	273	292
Jerritt Canyon J.V. - Attributable 70%	243	224	215	322	330	303
SOUTH AMERICAN REGION						
Morro Velho	136	137	134	180	191	183
Serra Grande - Attributable 50%	124	108	112	187	160	171
Cerro Vanguardia - Attributable 46.25%	170	151	146	262	216	229
AUSTRALASIAN REGION						
Sunrise Dam	152	149	172	203	205	229
Boddington - Attributable 33.33%	208	211	216	223	224	232
Tanami - Attributable 40%	267	298	286	308	334	314
Union Reefs	229	310	274	261	347	310
Brocks Creek	167	166	201	195	166	238

KEY OPERATING RESULTS
PER REGION

	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
US Dollar / Imperial	**Productivity per employee - oz**			**Operating profit - $m**		
SOUTH AFRICAN REGION						
VAAL RIVER						
Great Noligwa Mine	8.95	9.47	8.58	34.9	37.6	134.5
Kopanang Mine	5.22	4.80	5.15	7.9	3.3	29.5
Tau Lekoa Mine	6.48	6.65	6.23	4.8	4.0	15.5
Surface Operations	18.23	12.34	14.18	4.3	1.8	11.1
ERGO						
Ergo	-	-	-	0.8	0.1	3.9
FREE STATE						
Bambanani Mine	4.54	4.96	4.80	(1.0)	(1.5)	0.5
Tshepong Mine	5.27	6.26	5.65	(0.5)	1.8	6.4
Matjhabeng Mine	3.95	4.00	3.92	(3.0)	(2.4)	(3.1)
Joel Mine	3.64	4.05	3.92	(1.8)	4.9	5.2
Surface Operations	8.18	7.32	8.00	3.1	3.2	11.9
WEST WITS						
TauTona Mine	8.34	8.67	8.05	16.2	17.1	63.7
Savuka Mine	5.90	5.56	5.43	3.7	1.9	8.9
Mponeng Mine	4.99	5.92	6.10	(2.8)	1.0	9.7
Elandsrand Mine	4.70	4.58	4.92	(2.7)	(4.2)	(5.6)
Deelkraal Mine	3.95	4.18	4.05	(0.7)	(2.5)	(7.0)
Surface Operations	-	-	-	0.5	0.8	1.8
AFRICAN REGION						
Navachab	21.14	19.57	18.32	2.0	1.9	6.3
Sadiola - Attributable 38%	57.31	66.31	62.06	6.9	9.1	31.4
Morila - Attributable 40%	152.27	-	152.27	6.5	-	6.5
NORTH AMERICAN REGION						
Cripple Creek & Victor J.V.	61.54	61.78	60.63	4.5	4.4	12.8
Jerritt Canyon J.V. - Attributable 70%	54.90	53.78	58.21	1.4	0.2	6.5
SOUTH AMERICAN REGION						
Morro Velho	15.94	13.35	13.69	8.7	7.8	29.1
Serra Grande - Attributable 50%	29.94	31.83	31.12	3.8	4.1	15.0
Cerro Vanguardia - Attributable 46.25%	66.04	62.74	67.50	2.6	3.0	14.2
AUSTRALASIAN REGION						
Sunrise Dam	71.02	92.45	73.69	6.9	8.7	26.9
Boddington - Attributable 33.33%	52.86	51.59	54.86	1.4	1.7	6.1
Tanami - Attributable 40%	39.79	47.57	41.13	(0.1)	0.1	0.7
Union Reefs	56.08	43.91	44.71	1.8	1.0	3.5
Brocks Creek	71.05	82.40	67.60	0.3	0.7	3.3
Regional corporate costs and other non-mining subsidiaries				6.0	5.5	19.3
ANGLOGOLD GROUP TOTAL				116.4	115.1	468.5

DEVELOPMENT

Development values represent actual results of sampling, no allowances
having been made for adjustments necessary in estimating ore reserves.

Quarter ended December 2000

Statistics are shown in metric units	Advance	Sampled						
	metres	metres	channel width cm	gold g/t	gold cm.g/t	uranium kg/t	uranium cm.kg/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	4,928	512	129.80	34.01	4,414	1.38	178.86
"C" reef	-	-	-	-	-	-	-
Kopanang Mine							
Vaal reef	8,932	1,384	14.80	109.59	1,622	4.77	70.58
"C" reef	112	-	-	-	-	-	-
Tau Lekoa Mine							
Ventersdorp Contact reef	4,397	1,012	102.00	11.45	1,168	0.17	16.97
Moab Khotsong Mine							
Vaal reef	1,967	-	-	-	-	-	-
FREE STATE							
Bambanani East Shaft							
Basal reef	3,121	344	96.20	18.40	1,770	-	0.03
Bambanani West Shaft							
Basal reef	170	-	-	-	-	-	-
Tshepong North							
Basal reef	5,753	925	19.30	95.96	1,852	2.11	40.78
"B" reef	72	-	-	-	-	-	-
Tshepong South							
Basal reef	-	-	-	-	-	-	-
Matjhabeng Mine							
Basal reef	613	-	-	-	-	-	-
Taung South Shaft							
Beatrix reef	1,501	411	88.00	6.56	577	-	-
Beatrix VS 5 Composite reef	265	15	237.20	3.00	712	-	-
VS 5 Composite reef	132	51	61.70	10.31	636	-	-
Taung North Shaft							
Beatrix reef	-	-	-	-	-	-	-
Beatrix VS 5 Composite reef	219	-	-	-	-	-	-
WEST WITS							
TauTona Mine							
Ventersdorp Contact reef	141	-	-	-	-	-	-
Carbon Leader reef	3,802	-	-	-	-	-	-
Savuka Mine							
Ventersdorp Contact reef	558	50	66.30	22.11	1,466	0.02	1.17
Carbon Leader reef	438	-	-	-	-	-	-
Mponeng Mine							
Ventersdorp Contact reef	6,610	1,074	69.90	22.73	1,589	-	-
Elandsrand							
Ventersdorp Contact reef	5,328	710	34.90	16.33	570	-	-
Deelkraal							
Ventersdorp Contact reef	257	116	159.70	8.53	1,363	-	-
(plus footwall bands)							

DEVELOPMENT

Development values represent actual results of sampling, no allowances
having been made for adjustments necessary in estimating ore reserves.

Quarter ended December 2000

Statistics are shown in imperial units	Advance	Sampled					
	feet	feet	channel	gold		uranium	
			width	oz/t	ft.oz/t	lb/t	ft.lb/t
			inches				
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	16,168	1,680	51.10	0.99	4.22	2.76	11.75
"C" reef	-	-	-	-	-	-	-
Kopanang Mine							
Vaal reef	29,303	4,541	5.83	3.20	1.55	9.54	4.63
"C" reef	366	-	-	-	-	-	-
Tau Lekoa Mine							
Ventersdorp Contact reef	14,425	3,320	40.16	0.33	1.12	0.34	1.14
Moab Khotsong Mine							
Vaal reef	6,454	-	-	-	-	-	-
FREE STATE							
Bambanani East Shaft							
Basal reef	10,240	1,129	37.87	0.54	1.69	-	-
Bambanani West Shaft							
Basal reef	556	-	-	-	-	-	-
Tshepong North							
Basal reef	18,874	3,035	7.60	2.80	1.77	4.22	2.67
"B" reef	235	-	-	-	-	-	-
Tshepong South							
Basal reef	-	-	-	-	-	-	-
Matjhabeng Mine							
Basal reef	2,012	-	-	-	-	-	-
Taung South Shaft							
Beatrix reef	4,925	1,348	34.65	0.19	0.55	-	-
Beatrix VS 5 Composite reef	868	49	93.39	0.09	0.68	-	-
VS 5 Composite reef	434	167	24.29	0.30	0.61	-	-
Taung North Shaft							
Beatrix reef	-	-	-	-	-	-	-
Beatrix VS 5 Composite reef	719	-	-	-	-	-	-
WEST WITS							
TauTona Mine							
Ventersdorp Contact reef	462	-	-	-	-	-	-
Carbon Leader reef	12,473	-	-	-	-	-	-
Savuka Mine							
Ventersdorp Contact reef	1,830	164	26.10	0.64	1.40	0.04	0.09
Carbon Leader reef	1,437	-	-	-	-	-	-
Mponeng Mine							
Ventersdorp Contact reef	21,687	3,524	27.52	0.66	1.52	-	-
Elandsrand							
Ventersdorp Contact reef	17,481	2,329	13.74	0.48	0.55	-	-
Deelkraal							
Ventersdorp Contact reef	842	381	62.87	0.25	1.30	-	-
(plus footwall bands)							

SHAFT SINKING

Statistics are shown in metric units	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
	metres		
MOAB KHOTSONG MINE			
Main shaft			
Advance	80	49	129
Depth to date (below collar)	2,540	2,460	2,540
Rock / ventilation sub-vertical shaft			
Advance	-	-	-
Depth to date	939	939	939
Station cutting	-	-	-
JOEL MINE			
Taung North Shaft			
Advance	4	77	159
Depth to date (below collar)	1,453	1,449	1,453
MPONENG MINE			
Sub Shaft 1			
Advance	-	-	-
Depth to date	1,209	1,209	1,209
Station cutting	1,209	1,209	1,209
Sub Shaft Vent Shaft Deepening			
Advance	4	-	4
Depth to date	4	-	4

SHAFT SINKING

	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
Statistics are shown in imperial units	feet		
MOAB KHOTSONG MINE			
Main shaft			
Advance	263	159	423
Depth to date (below collar)	8,333	8,070	8,333
Rock / ventilation sub-vertical shaft			
Advance	-	-	-
Depth to date	3,080	3,080	3,080
Station cutting	-	-	-
JOEL MINE			
Taung North Shaft			
Advance	11	251	523
Depth to date (bellow collar)	4,766	4,755	4,766
Station cutting	-	-	-
MPONENG MINE			
Sub Shaft 1			
Advance	-	-	-
Depth to date	3,965	3,965	3,965
Station cutting	-	-	-
Sub Shaft Vent Shaft Deepening			
Advance	13	-	13
Depth to date	13	-	13

SOUTH AFRICAN REGION
VAAL RIVER

					Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
GREAT NOLIGWA MINE					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	109	114	430	1,174	1,229	4,628
Milled - 000	- tonnes	/	- tons	- reef	600	651	2,451	661	718	2,702
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	600	651	2,451	661	718	2,702
Yield	- g/t	/	- oz/t	- reef	13.06	12.71	12.32	0.381	0.371	0.359
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- average	13.06	12.71	12.32	0.381	0.371	0.359
Gold produced	- kg	/	- oz 000	- reef	7,829	8,280	30,204	252	266	971
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	7,829	8,280	30,204	252	266	971
Revenue	- R/kg	/	- $/oz	- sold	67,071	64,819	64,645	274	288	289
Total cash costs	- R	/	- $	- ton milled	405	383	394	48	50	52
	- R/kg	/	- $/oz	- produced	31,002	30,157	31,966	127	134	144
PRODUCTIVITY										
per employee	- g	/	- oz	- target	267	270	273	8.58	8.98	8.77
				- actual	278	295	267	8.95	9.47	8.58
per employee	- m2	/	- ft2	- target	4.28	4.17	4.09	46.07	46.37	44.02
				- actual	3.88	4.06	3.80	41.73	43.71	40.87
FINANCIAL RESULTS (MILLION)										
Gold sales					518.4	536.7	1,946.1	68.2	76.7	279.7
Cost of sales					253.5	273.0	1,005.1	33.3	39.1	145.2
Cash operating costs					241.2	248.3	960.1	31.7	35.5	138.7
Other cash costs					1.5	1.4	5.4	0.2	0.2	0.8
Total cash costs					242.7	249.7	965.5	31.9	35.7	139.5
Retrenchment costs					0.6	0.5	2.7	0.1	0.1	0.4
Rehabilitation and other non-cash costs					-	-	-	-	-	-
Production costs					243.3	250.2	968.2	32.0	35.8	139.9
Amortisation of mining assets					10.7	16.5	55.5	1.4	2.4	8.1
Inventory change					(0.5)	6.3	(18.6)	(0.1)	0.9	(2.8)
Operating profit					264.9	263.7	941.0	34.9	37.6	134.5
Capital expenditure										
				- mining direct	9.9	(0.5)	16.4	1.3	(0.1)	2.2
				- other	3.3	1.9	5.8	0.4	0.3	0.8
				- recoupments	-	0.1	0.1	-	-	-
Net capital expenditure					13.2	1.5	22.3	1.7	0.2	3.0

SOUTH AFRICAN REGION
VAAL RIVER

					Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
KOPANANG MINE					**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	112	114	446	1,204	1,228	4,804
Milled - 000	- tonnes	/	- tons	- reef	505	536	2,127	557	591	2,345
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	505	536	2,127	557	591	2,345
Yield	- g/t	/	- oz/t	- reef	7.52	6.46	7.04	0.219	0.188	0.205
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- average	7.52	6.46	7.04	0.219	0.188	0.205
Gold produced	- kg	/	- oz 000	- reef	3,797	3,463	14,973	122	111	481
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	3,797	3,463	14,973	122	111	481
Revenue	- R/kg	/	- $/oz	- sold	67,259	64,890	64,582	275	287	290
Total cash costs	- R	/	- $	- ton milled	359	344	338	43	45	44
	- R/kg	/	- $/oz	- produced	47,796	53,339	48,027	195	237	215
PRODUCTIVITY										
per employee	- g	/	- oz	- target	175	178	169	5.64	5.73	5.44
				- actual	162	149	160	5.22	4.80	5.15
per employee	- m2	/	- ft2	- target	4.90	4.90	4.72	52.75	52.75	50.83
				- actual	4.78	4.92	4.78	51.5	52.91	51.41
FINANCIAL RESULTS (MILLION)										
Gold sales					251.9	224.7	963.6	33.1	32.0	139.2
Cost of sales					192.1	200.6	759.3	25.2	28.7	109.7
Cash operating costs					180.5	183.7	715.2	23.7	26.3	103.3
Other cash costs					1.0	1.0	3.9	0.1	0.1	0.4
Total cash costs					181.5	184.7	719.1	23.8	26.4	103.7
Retrenchment costs					0.3	0.3	2.0	-	-	0.3
Rehabilitation and other non-cash costs					-	-	-	-	-	-
Production costs					181.8	185.0	721.1	23.8	26.4	104.0
Amortisation of mining assets					12.7	13.0	49.7	1.7	1.9	7.3
Inventory change					(2.4)	2.6	(11.5)	(0.3)	0.4	(1.6)
Operating profit					59.8	24.1	204.3	7.9	3.3	29.5
Capital expenditure										
				- mining direct	14.0	6.0	30.6	1.9	0.9	4.4
				- other	4.4	1.3	5.7	0.6	0.2	0.8
				- recoupments	-	-	-	-	-	-
Net capital expenditure					18.4	7.3	36.3	2.5	1.1	5.2

SOUTH AFRICAN REGION
VAAL RIVER

					Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
TAU LEKOA MINE					**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	102	108	388	1,093	1,166	4,179
Milled - 000	- tonnes	/	- tons	- reef	444	541	1,963	489	597	2,163
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	444	541	1,963	489	597	2,163
Yield	- g/t	/	- oz/t	- reef	5.84	4.77	4.98	0.170	0.139	0.145
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- average	5.84	4.77	4.98	0.170	0.139	0.145
Gold produced	- kg	/	- oz 000	- reef	2,590	2,579	9,783	83	83	315
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	2,590	2,579	9,783	83	83	315
Revenue	- R/kg	/	- $/oz	- sold	67,352	65,131	64,762	275	289	289
Total cash costs	- R	/	- $	- ton milled	279	226	240	33	29	31
	- R/kg	/	- $/oz	- produced	47,836	47,375	48,166	196	211	216
PRODUCTIVITY										
per employee	- g	/	- oz	- target	188	191	184	6.05	6.14	5.91
				- actual	201	207	194	6.48	6.65	6.23
per employee	- m2	/	- ft2	- target	7.59	7.53	7.28	81.74	81.01	78.35
				- actual	7.90	8.68	7.70	85.	93.46	82.84
FINANCIAL RESULTS (MILLION)										
Gold sales					172.1	168.0	631.3	22.6	24.0	90.7
Cost of sales					135.8	139.5	521.5	17.8	20.0	75.2
Cash operating costs					123.2	121.5	468.3	16.2	17.4	67.5
Other cash costs					0.7	0.7	2.9	0.1	0.1	0.4
Total cash costs					123.9	122.2	471.2	16.3	17.5	67.9
Retrenchment costs					0.9	0.6	2.2	0.1	0.1	0.3
Rehabilitation and other non-cash costs					-	-	-	-	-	-
Production costs					124.8	122.8	473.4	16.4	17.6	68.2
Amortisation of mining assets					17.9	14.7	60.3	2.3	2.1	8.7
Inventory change					(6.9)	2.0	(12.2)	(0.9)	0.3	(1.7)
Operating profit					36.3	28.5	109.8	4.8	4.0	15.5
Capital expenditure										
				- mining direct	10.8	3.3	19.8	1.4	0.5	2.7
				- other	1.3	0.9	2.2	0.2	0.1	0.3
				- recoupments	-	-	-	-	-	-
Net capital expenditure					12.1	4.2	22.0	1.6	0.6	3.0

SOUTH AFRICAN REGION
VAAL RIVER

					Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
SURFACE OPERATIONS					**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	-	-	-	-	-	-
Milled - 000	- tonnes	/	- tons	- reclamation from rehabilitation	34	5	44	37	6	49
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	1,097	1,071	4,679	1,210	1,181	5,158
				- total	1,131	1,076	4,723	1,247	1,187	5,207
Yield	- g/t	/	- oz/t	- reclamation from rehabilitation	2.96	3.52	3.12	0.086	0.103	0.091
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	0.73	0.50	0.57	0.021	0.015	0.017
				- average	0.80	0.52	0.60	0.023	0.015	0.017
Gold produced	- kg	/	- oz 000	- reclamation from rehabilitation	100	19	138	3	1	4
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	803	540	2,689	26	17	86
				- total	903	559	2,827	29	18	90
Revenue	- R/kg	/	- $/oz	- sold	67,348	64,774	64,558	275	284	288
Total cash costs *	- R	/	- $	- ton milled	25	22	22	3	3	3
	- R/kg	/	- $/oz	- produced	34,392	42,906	38,523	140	191	172
PRODUCTIVITY										
per employee	- g	/	- oz	- target	413	425	416	13.27	13.65	13.36
				- actual	567	384	441	18.23	12.34	14.18
per employee	- m2	/	- ft2	- target	-	-	-	-	-	-
				- actual	-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)										
Gold sales					59.9	36.2	181.9	7.9	5.1	26.0
Cost of sales					27.6	23.2	103.6	3.6	3.3	14.9
Cash operating costs					27.5	23.1	103.3	3.6	3.3	14.9
Other cash costs					0.1	0.1	0.3	-	-	-
Total cash costs					27.6	23.2	103.6	3.6	3.3	14.9
Retrenchment costs					-	-	-	-	-	-
Rehabilitation and other non-cash costs					-	-	-	-	-	-
Production costs					27.6	23.2	103.6	3.6	3.3	14.9
Amortisation of mining assets					-	-	-	-	-	-
Inventory change					-	-	-	-	-	-
Operating profit					32.3	13.0	78.3	4.3	1.8	11.1
Capital expenditure					*Moab Khotsong*					
			- mining direct		96.7	84.1	317.7	12.7	12.0	45.5
			- other		-	-	-	-	-	-
			- recoupments		-	-	-	-	-	-
Net capital expenditure					96.7	84.1	317.7	12.7	12.0	45.5

* Excludes reclamation from rehabilitation

SOUTH AFRICAN REGION
ERGO

			Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
			Rand / Metric			Dollar / Imperial		
OPERATING RESULTS								
GOLD								
Material treated	- tonnes / - tons	- 000	10,351	10,247	42,187	11,410	11,295	46,503
Yield	- g/t / - oz/t		0.24	0.24	0.24	0.007	0.007	0.007
Gold produced	- kg / - oz 000		2,448	2,435	9,969	79	78	321
Revenue	- R/kg / - $/oz	- sold	67,130	64,965	64,425	274	287	289
Total cash costs	- R / - $	- ton treated	14	13	13	2	2	2
	- R/kg / - $/oz	- produced	57,650	56,382	53,818	236	250	242
FINANCIAL RESULTS (MILLION)								
Gold sales			162.8	158.2	640.8	21.4	22.5	92.5
Cost of sales			156.7	157.3	613.8	20.6	22.4	88.6
Cash operating costs			140.4	136.7	534.0	18.5	19.5	77.1
Other cash costs			0.7	0.6	2.5	0.1	0.1	0.4
Total cash costs			141.1	137.3	536.5	18.6	19.6	77.5
Retrenchment costs			-	0.2	0.4	-	-	-
Rehabilitation and other non-cash costs			0.9	1.6	6.1	0.1	0.2	0.9
Production costs			142.0	139.1	543.0	18.7	19.8	78.4
Amortisation of mining assets			18.5	18.8	76.2	2.4	2.7	11.0
Inventory change			(3.8)	(0.6)	(5.4)	(0.5)	(0.1)	(0.8)
Operating profit			6.1	0.9	27.0	0.8	0.1	3.9
Capital expenditure			(1.5)	-	(1.5)	(0.2)	-	(0.2)

SOUTH AFRICAN REGION
FREE STATE

					Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
BAMBANANI MINE					**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	86	83	345	923	895	3,708
Milled - 000	- tonnes	/	- tons	- reef	410	498	1,919	452	549	2,116
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	410	498	1,919	452	549	2,116
Yield	- g/t	/	- oz/t	- reef	7.76	7.03	7.15	0.226	0.205	0.208
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- average	7.76	7.03	7.15	0.226	0.205	0.208
Gold produced	- kg	/	- oz 000	- reef	3,184	3,506	13,717	102	113	441
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	3,184	3,506	13,717	102	113	441
Revenue	- R/kg	/	- $/oz	- sold	67,835	65,284	65,172	278	289	293
Total cash costs	- R	/	- $	- ton milled	520	440	433	62	57	57
	- R/kg	/	- $/oz	- produced	66,919	62,546	60,558	273	279	272
PRODUCTIVITY										
per employee	- g	/	- oz	- target	183	181	179	5.88	5.81	5.75
				- actual	141	154	149	4.54	4.96	4.80
per employee	- m2	/	- ft2	- target	3.91	3.78	3.74	42.11	40.67	40.25
				- actual	3.80	3.66	3.75	40.90	39.37	40.34
FINANCIAL RESULTS (MILLION)										
Gold sales					215.1	228.9	893.1	28.3	32.6	129.1
Cost of sales					222.4	238.4	889.9	29.3	34.1	128.6
Cash operating costs					212.0	218.2	836.1	27.9	31.2	120.7
Other cash costs					1.1	1.1	(5.4)	0.1	0.2	(0.8)
Total cash costs					213.1	219.3	830.7	28.0	31.4	119.9
Retrenchment costs					2.2	1.6	9.9	0.3	0.2	1.4
Rehabilitation and other non-cash costs					-	-	(0.3)	-	-	-
Production costs					215.3	220.9	840.3	28.3	31.6	121.3
Amortisation of mining assets					9.8	10.4	45.2	1.3	1.5	6.6
Inventory change					(2.7)	7.1	4.4	(0.3)	1.0	0.7
Operating profit					(7.3)	(9.5)	3.2	(1.0)	(1.5)	0.5
Capital expenditure										
				- mining direct	13.5	1.1	18.1	1.8	0.2	2.6
				- other	-	-	-	-	-	-
				- recoupments	-	-	-	-	-	-
Net capital expenditure					13.5	1.1	18.1	1.8	0.2	2.6

SOUTH AFRICAN REGION
FREE STATE

				Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
TSHEPONG MINE				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Area mined	- m2	/ - ft2	- 000	103	97	387	1,107	1,049	4,162
Milled - 000	- tonnes	/ - tons	- reef	343	363	1,354	378	400	1,493
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- total	343	363	1,354	378	400	1,493
Yield	- g/t	/ - oz/t	- reef	6.61	7.55	7.36	0.193	0.220	0.215
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- average	6.61	7.55	7.36	0.193	0.220	0.215
Gold produced	- kg	/ - oz 000	- reef	2,270	2,735	9,962	73	88	320
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- total	2,270	2,735	9,962	73	88	320
Revenue	- R/kg	/ - $/oz	- sold	67,466	64,894	64,954	275	289	291
Total cash costs	- R	/ - $	- ton milled	417	385	387	50	50	51
	- R/kg	/ - $/oz	- produced	63,003	51,074	52,607	258	227	236
PRODUCTIVITY									
per employee	- g	/ - oz	- target	172	169	167	5.51	5.42	5.36
			- actual	164	195	176	5.27	6.26	5.65
per employee	- m2	/ - ft2	- target	5.98	5.96	5.91	64.42	64.10	63.66
			- actual	7.43	6.94	6.81	79.94	74.69	73.35
FINANCIAL RESULTS (MILLION)									
Gold sales				152.4	177.5	646.4	20.0	25.4	93.2
Cost of sales				156.1	165.3	602.7	20.5	23.6	86.8
Cash operating costs				142.5	139.2	522.2	18.7	19.9	75.1
Other cash costs				0.5	0.5	1.9	0.1	0.1	0.4
Total cash costs				143.0	139.7	524.1	18.8	20.0	75.5
Retrenchment costs				0.7	0.8	5.2	0.1	0.1	0.7
Rehabilitation and other non-cash costs				-	-	0.1	-	-	-
Production costs				143.7	140.5	529.4	18.9	20.1	76.2
Amortisation of mining assets				16.2	19.3	71.4	2.1	2.7	10.3
Inventory change				(3.8)	5.5	1.9	(0.5)	0.8	0.3
Operating profit				(3.7)	12.2	43.7	(0.5)	1.8	6.4
Capital expenditure									
			- mining direct	-	0.4	0.4	-	0.1	0.1
			- other	-	-	-	-	-	-
			- recoupments	-	-	-	-	-	-
Net capital expenditure				-	0.4	0.4	-	0.1	0.1

SOUTH AFRICAN REGION
FREE STATE

					Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
MATJHABENG MINE						Rand / Metric			Dollar / Imperial	
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	76	77	314	819	831	3,376
Milled - 000	- tonnes	/	- tons	- reef	353	401	1,591	389	442	1,753
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	353	401	1,591	389	442	1,753
Yield	- g/t	/	- oz/t	- reef	6.91	7.00	7.19	0.202	0.204	0.210
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- average	6.91	7.00	7.19	0.202	0.204	0.210
Gold produced	- kg	/	- oz 000	- reef	2,440	2,809	11,444	78	90	368
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	2,440	2,809	11,444	78	90	368
Revenue	- R/kg	/	- $/oz	- sold	78,251	68,988	68,841	320	307	310
Total cash costs	- R	/	- $	- ton milled	507	467	459	61	61	60
	- R/kg	/	- $/oz	- produced	73,332	66,710	63,754	301	297	287
PRODUCTIVITY										
per employee	- g	/	- oz	- target	157	155	149	5.03	5.10	4.80
				- actual	123	124	122	3.95	4.00	3.92
per employee	- m2	/	- ft2	- target	3.87	3.85	3.75	41.64	42.43	40.36
				- actual	3.83	3.42	3.34	41.19	36.80	35.92
FINANCIAL RESULTS (MILLION)										
Gold sales					190.2	193.8	787.2	25.0	27.7	113.9
Cost of sales					212.1	210.8	811.6	28.0	30.1	117.0
Cash operating costs					177.7	186.2	724.8	23.4	26.6	104.8
Other cash costs					1.2	1.2	4.8	0.2	0.2	0.7
Total cash costs					178.9	187.4	729.6	23.6	26.8	105.5
Retrenchment costs					27.5	11.9	52.8	3.6	1.7	7.3
Rehabilitation and other non-cash costs					-	-	(0.3)	-	-	(0.1)
Production costs					206.4	199.3	782.1	27.2	28.5	112.7
Amortisation of mining assets					8.8	5.8	27.0	1.2	0.8	3.9
Inventory change					(3.1)	5.7	2.5	(0.4)	0.8	0.4
Operating profit					(21.9)	(17.0)	(24.4)	(3.0)	(2.4)	(3.1)
Capital expenditure										
				- mining direct	-	-	-	-	-	-
				- other	-	-	-	-	-	-
				- recoupments	-	-	-	-	-	-
Net capital expenditure					-	-	-	-	-	-

SOUTH AFRICAN REGION
FREE STATE

					Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
JOEL MINE					**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	88	82	302	942	887	3,253
Milled - 000	- tonnes	/	- tons	- reef	353	381	1,296	389	420	1,429
				- waste	28	-	120	31	-	131
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	381	381	1,417	420	420	1,561
Yield	- g/t	/	- oz/t	- reef	4.03	4.47	4.98	0.117	0.130	0.145
				- waste	0.17	-	0.58	0.005	-	0.017
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- average	3.74	4.47	4.61	0.109	0.130	0.135
Gold produced	- kg	/	- oz 000	- reef	1,420	1,704	6,459	46	55	208
				- waste	5	-	70	0	-	2
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	1,424	1,704	6,529	46	55	210
Revenue	- R/kg	/	- $/oz	- sold	86,699	83,485	78,496	354	370	353
Total cash costs	- R	/	- $	- ton milled	295	266	295	35	35	39
	- R/kg	/	- $/oz	- produced	78,912	59,431	64,085	323	265	288
PRODUCTIVITY										
per employee	- g	/	- oz	- target	163	160	155	5.23	5.13	4.98
				- actual	113	126	122	3.64	4.05	3.92
per employee	- m2	/	- ft2	- target	6.01	6.03	5.81	64.68	64.95	62.58
				- actual	6.97	6.09	5.64	74.98	65.59	60.67
FINANCIAL RESULTS (MILLION)										
Gold sales					115.0	142.3	504.8	15.1	20.3	73.0
Cost of sales					129.3	107.7	470.8	16.9	15.4	67.8
Cash operating costs					111.8	100.7	415.6	14.7	14.4	60.0
Other cash costs					0.6	0.6	2.8	0.1	0.1	0.4
Total cash costs					112.4	101.3	418.4	14.8	14.5	60.4
Retrenchment costs					(0.5)	1.0	3.8	(0.1)	0.1	0.5
Rehabilitation and other non-cash costs					-	-	(0.1)	-	-	-
Production costs					111.9	102.3	422.1	14.7	14.6	60.9
Amortisation of mining assets					10.9	13.7	49.1	1.4	2.0	7.1
Inventory change					6.5	(8.3)	(0.4)	0.8	(1.2)	(0.2)
Operating profit					(14.3)	34.6	34.0	(1.8)	4.9	5.2
Capital expenditure										
				- mining direct	87.3	59.5	199.8	11.5	8.4	27.9
				- other	-	-	0.5	-	-	0.1
				- recoupments	-	-	-	-	-	-
Net capital expenditure					87.3	59.5	200.3	11.5	8.4	28.0

SOUTH AFRICAN REGION
FREE STATE

					Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
SURFACE OPERATIONS					**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	-	-	-	-	-	-
Milled - 000	- tonnes	/	- tons	- reclamation from rehabilitation	263	199	956	290	219	1,053
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	452	467	1,857	498	515	2,047
				- total	715	666	2,813	788	734	3,100
Yield	- g/t	/	- oz/t	- reclamation from rehabilitation	1.01	1.06	1.05	0.029	0.031	0.031
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	0.85	0.81	0.86	0.025	0.024	0.025
				- average	0.91	0.88	0.92	0.026	0.026	0.027
Gold produced	- kg	/	- oz 000	- reclamation from rehabilitation	265	211	1,001	9	7	32
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	384	377	1,590	12	12	51
				- total	649	588	2,591	21	19	83
Revenue	- R/kg	/	- $/oz	- sold	67,559	64,981	64,635	277	291	290
Total cash costs *	- R	/	- $	- ton milled	37	34	42	4	3	6
	- R/kg	/	- $/oz	- produced	42,955	42,180	49,635	178	188	227
PRODUCTIVITY										
per employee	- g	/	- oz	- target	311	303	332	10.01	9.76	10.69
				- actual	254	228	249	8.18	7.32	8.00
per employee	- m2	/	- ft2	- target	-	-	-	-	-	-
				- actual	-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)										
Gold sales					43.5	38.2	167.0	5.7	5.5	24.1
Cost of sales					20.2	16.1	83.9	2.6	2.3	12.2
Cash operating costs					16.5	15.9	78.9	2.2	2.3	11.6
Other cash costs					-	-	-	-	-	-
Total cash costs					16.5	15.9	78.9	2.2	2.3	11.6
Retrenchment costs					0.1	-	0.2	-	-	-
Rehabilitation and other non-cash costs					-	-	-	-	-	-
Production costs					16.6	15.9	79.1	2.2	2.3	11.6
Amortisation of mining assets					0.3	0.2	1.5	-	-	0.2
Inventory change					3.3	-	3.3	0.4	-	0.4
Operating profit					23.3	22.1	83.1	3.1	3.2	11.9
Capital expenditure										
				- mining direct	-	-	-	-	-	-
				- other	-	-	-	-	-	-
				- recoupments	-	-	-	-	-	-
Net capital expenditure					-	-	-	-	-	-

* Excludes reclamation from rehabilitation

SOUTH AFRICAN REGION
WEST WITS

				Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
TAUTONA MINE				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Area mined	- m2 /	- ft2	- 000	74	77	288	798	828	3,101
Milled - 000	- tonnes /	- tons	- reef	411	429	1,649	454	473	1,818
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- total	411	429	1,649	454	473	1,818
Yield	- g/t /	- oz/t	- reef	11.60	11.54	11.30	0.338	0.337	0.330
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- average	11.60	11.54	11.30	0.338	0.337	0.330
Gold produced	- kg /	- oz 000	- reef	4,772	4,956	18,643	153	159	599
			- waste	-	-	-	-	-	-
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- total	4,772	4,956	18,643	153	159	599
Revenue	- R/kg /	- $/oz	- sold	67,370	65,068	64,811	275	289	290
Total cash costs	- R /	- $	- ton milled	435	442	433	52	57	57
	- R/kg /	- $/oz	- produced	37,553	38,314	38,288	154	171	172
PRODUCTIVITY									
per employee	- g /	- oz	- target	294	289	282	9.47	9.28	9.07
			- actual	259	270	250	8.34	8.67	8.05
per employee	- m2 /	- ft2	- target	4.49	4.52	4.38	48.31	48.67	47.12
			- actual	4.03	4.18	3.87	43.38	45.02	41.65
FINANCIAL RESULTS (MILLION)									
Gold sales				321.0	322.5	1,207.8	42.1	46.0	173.5
Cost of sales				196.8	202.3	761.1	25.9	28.9	109.8
Cash operating costs				177.8	188.5	708.5	23.4	27.0	102.4
Other cash costs				1.4	1.4	5.3	0.2	0.2	0.8
Total cash costs				179.2	189.9	713.8	23.6	27.2	103.2
Retrenchment costs				1.0	1.7	4.5	0.1	0.2	0.5
Rehabilitation and other non-cash costs				-	-	-	-	-	-
Production costs				180.2	191.6	718.3	23.7	27.4	103.7
Amortisation of mining assets				13.1	12.0	45.9	1.7	1.7	6.6
Inventory change				3.5	(1.3)	(3.1)	0.5	(0.2)	(0.5)
Operating profit				124.2	120.2	446.7	16.2	17.1	63.7
Capital expenditure									
			- mining direct	23.3	11.6	41.3	3.1	1.7	5.8
			- other	0.4	0.3	0.8	0.1	-	0.1
			- recoupments	-	-	-	-	-	-
Net capital expenditure				23.7	11.9	42.1	3.2	1.7	5.9

SOUTH AFRICAN REGION
WEST WITS

				Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
SAVUKA MINE				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Area mined	- m2 /	- ft2	- 000	57	54	211	616	578	2,273
Milled - 000	- tonnes /	- tons	- reef	254	253	1,009	280	279	1,113
			- waste	-	-	-	-	-	-
			- surface and dump reclamation	-	-	-	-	-	-
			- total	254	253	1,009	280	279	1,113
Yield	- g/t /	- oz/t	- reef	8.92	8.42	8.39	0.260	0.246	0.245
			- waste	-	-	-	-	-	-
			- surface and dump reclamation	-	-	-	-	-	-
			- average	8.92	8.42	8.39	0.260	0.246	0.245
Gold produced	- kg /	- oz 000	- reef	2,267	2,133	8,468	73	69	272
			- waste	-	-	-	-	-	-
			- surface and dump reclamation	-	-	-	-	-	-
			- total	2,267	2,133	8,468	73	69	272
Revenue	- R/kg /	- $/oz	- sold	67,344	65,252	65,117	276	289	291
Total cash costs	- R /	- $	- ton milled	474	469	461	57	61	60
	- R/kg /	- $/oz	- produced	53,146	55,736	54,927	218	248	247
PRODUCTIVITY									
per employee	- g /	- oz	- target	174	175	171	5.59	5.63	5.51
			- actual	183	173	169	5.90	5.56	5.43
per employee	- m2 /	- ft2	- target	4.81	4.84	4.73	51.80	52.13	50.95
			- actual	4.63	4.35	4.21	49.87	46.87	45.34
FINANCIAL RESULTS (MILLION)									
Gold sales				152.5	139.2	551.2	20.1	19.8	79.2
Cost of sales				123.8	126.0	487.0	16.4	17.9	70.3
Cash operating costs				120.0	118.4	463.1	15.8	16.9	66.8
Other cash costs				0.5	0.5	2.0	0.1	0.1	0.4
Total cash costs				120.5	118.9	465.1	15.9	17.0	67.2
Retrenchment costs				0.7	1.0	4.4	0.1	0.1	0.6
Rehabilitation and other non-cash costs				-	-	-	-	-	-
Production costs				121.2	119.9	469.5	16.0	17.1	67.8
Amortisation of mining assets				7.3	6.6	24.8	1.0	0.9	3.5
Inventory change				(4.7)	(0.5)	(7.3)	(0.6)	(0.1)	(1.0)
Operating profit				28.7	13.2	64.2	3.7	1.9	8.9
Capital expenditure									
			- mining direct	3.3	1.8	7.4	0.4	0.3	1.0
			- other	0.1	0.1	0.2	-	-	-
			- recoupments	-	-	-	-	-	-
Net capital expenditure				3.4	1.9	7.6	0.4	0.3	1.0

SOUTH AFRICAN REGION
WEST WITS

				Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
MPONENG MINE				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Area mined	- m2 / - ft2		- 000	65	68	259	697	730	2,788
Milled - 000	- tonnes / - tons		- reef	360	393	1,535	397	433	1,692
			- waste	-	-	16	-	-	17
			- surface and dump reclamation	-	-	-	-	-	-
			- total	360	393	1,551	397	433	1,709
Yield	- g/t / - oz/t		- reef	7.00	7.74	8.13	0.204	0.226	0.237
			- waste	-	-	0.31	-	-	0.009
			- surface and dump reclamation	-	-	-	-	-	-
			- average	7.00	7.74	8.05	0.204	0.226	0.235
Gold produced	- kg / - oz 000		- reef	2,521	3,043	12,484	81	98	401
			- waste	-	-	5	-	-	0
			- surface and dump reclamation	-	-	-	-	-	-
			- total	2,521	3,043	12,489	81	98	402
Revenue	- R/kg / - $/oz		- sold	67,406	65,096	64,398	276	289	292
Total cash costs	- R / - $		- ton milled	465	435	427	55	56	56
	- R/kg / - $/oz		- produced	66,470	56,191	53,000	271	249	238
PRODUCTIVITY									
per employee	- g / - oz		- target	208	206	207	6.69	6.61	6.64
			- actual	155	184	190	4.99	5.92	6.10
per employee	- m2 / - ft2		- target	4.35	4.17	4.15	46.78	44.84	44.70
			- actual	3.99	4.10	3.93	42.90	44.17	42.34
FINANCIAL RESULTS (MILLION)									
Gold sales				169.7	198.1	804.0	22.3	28.3	117.2
Cost of sales				191.3	191.1	745.6	25.1	27.3	107.5
Cash operating costs				166.8	170.2	658.4	21.9	24.3	95.0
Other cash costs				0.8	0.8	3.5	0.1	0.1	0.4
Total cash costs				167.6	171.0	661.9	22.0	24.4	95.4
Retrenchment costs				0.7	1.5	3.0	0.1	0.2	0.4
Rehabilitation and other non-cash costs				-	-	-	-	-	-
Production costs				168.3	172.5	664.9	22.1	24.6	95.8
Amortisation of mining assets				16.7	19.4	78.4	2.2	2.8	11.4
Inventory change				6.3	(0.8)	2.3	0.8	(0.1)	0.3
Operating profit				(21.6)	7.0	58.4	(2.8)	1.0	9.7
Capital expenditure									
			- mining direct	66.6	58.6	198.8	8.8	8.4	28.2
			- other	1.6	1.8	4.5	0.2	0.3	0.7
			- recoupments	-	-	-	-	-	-
Net capital expenditure				68.2	60.4	203.3	9.0	8.7	28.9

SOUTH AFRICAN REGION
WEST WITS

				Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
ELANDSRAND MINE					Rand / Metric			Dollar / Imperial	
OPERATING RESULTS									
GOLD									
Area mined	- m2 /	- ft2	- 000	106	100	392	1,141	1,076	4,219
Milled - 000	- tonnes /	- tons	- reef	418	428	1,697	461	472	1,871
			- waste	7	8	32	8	9	35
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- total	425	436	1,729	468	481	1,906
Yield	- g/t /	- oz/t	- reef	6.19	5.94	6.48	0.181	0.173	0.189
			- waste	0.57	0.50	0.47	0.017	0.015	0.014
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- average	6.10	5.84	6.37	0.178	0.170	0.186
Gold produced	- kg /	- oz 000	- reef	2,589	2,541	10,993	83	82	354
			- waste	4	4	15	0	0	0
			- surface and						
			dump reclamation	-	-	-	-	-	-
			- total	2,593	2,545	11,008	83	82	355
Revenue	- R/kg /	- $/oz	- sold	67,273	65,074	64,736	275	288	292
Total cash costs	- R /	- $	- ton milled	420	411	399	50	53	52
	- R/kg /	- $/oz	- produced	68,792	70,496	62,597	282	313	281
PRODUCTIVITY									
per employee	- g /	- oz	- target	183	177	181	5.89	5.68	5.82
			- actual	146	142	153	4.70	4.58	4.92
per employee	- m2 /	- ft2	- target	5.91	5.82	5.70	63.61	62.61	61.31
			- actual	5.97	5.60	5.44	64.29	60.25	58.51
FINANCIAL RESULTS (MILLION)									
Gold sales				174.2	165.6	712.4	22.9	23.6	103.2
Cost of sales				194.1	194.8	753.1	25.6	27.8	108.8
Cash operating costs				177.7	177.9	686.4	23.4	25.4	99.1
Other cash costs				0.7	1.5	2.7	0.1	0.2	0.4
Total cash costs				178.4	179.4	689.1	23.5	25.6	99.5
Retrenchment costs				0.4	0.7	3.7	0.1	0.1	0.6
Rehabilitation and other non-cash costs				-	-	-	-	-	-
Production costs				178.8	180.1	692.8	23.6	25.7	100.1
Amortisation of mining assets				16.3	15.4	65.1	2.1	2.2	9.4
Inventory change				(1.0)	(0.7)	(4.8)	(0.1)	(0.1)	(0.7)
Operating profit				(19.9)	(29.2)	(40.7)	(2.7)	(4.2)	(5.6)
Capital expenditure									
			- mining direct	34.8	36.3	131.6	4.6	5.2	18.9
			- other	-	(0.3)	(0.3)	-	-	-
			- recoupments	-	-	-	-	-	-
Net capital expenditure				34.8	36.0	131.3	4.6	5.2	18.9

SOUTH AFRICAN REGION
WEST WITS

				Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
DEELKRAAL MINE				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Area mined	- m2	/ - ft2	- 000	32	35	139	340	381	1,491
Milled - 000	- tonnes /	- tons	- reef	154	215	758	169	237	836
			- waste	-	-	-	-	-	-
			- surface and dump reclamation	-	-	-	-	-	-
			- total	154	215	758	169	237	836
Yield	- g/t	/ - oz/t	- reef	8.38	6.57	7.17	0.244	0.192	0.209
			- waste	-	-	-	-	-	-
			- surface and dump reclamation	-	-	-	-	-	-
			- average	8.38	6.57	7.17	0.244	0.192	0.209
Gold produced	- kg	/ - oz 000	- reef	1,288	1,412	5,434	41	45	175
			- waste	-	-	-	-	-	-
			- surface and dump reclamation	-	-	-	-	-	-
			- total	1,288	1,412	5,434	41	45	175
Revenue	- R/kg	/ - $/oz	- sold	67,260	64,952	64,834	276	289	292
Total cash costs	- R	/ - $	- ton milled	553	416	467	66	54	62
	- R/kg	/ - $/oz	- produced	66,006	63,252	65,200	271	282	294
PRODUCTIVITY									
per employee	- g	/ - oz	- target	164	160	163	5.28	5.13	5.25
			- actual	123	130	126	3.95	4.18	4.05
per employee	- m2	/ - ft2	- target	4.31	4.20	4.23	46.39	45.25	45.56
			- actual	3.01	3.26	3.21	32.39	35.10	34.56
FINANCIAL RESULTS (MILLION)									
Gold sales				86.5	91.7	352.2	11.4	13.1	51.0
Cost of sales				92.1	109.3	400.3	12.1	15.6	58.0
Cash operating costs				84.5	88.8	352.3	11.1	12.7	51.0
Other cash costs				0.5	0.5	2.0	0.1	0.1	0.4
Total cash costs				85.0	89.3	354.3	11.2	12.8	51.4
Retrenchment costs				0.4	0.3	2.8	0.1	-	0.4
Rehabilitation and other non-cash costs				-	-	-	-	-	-
Production costs				85.4	89.6	357.1	11.3	12.8	51.8
Amortisation of mining assets				16.3	20.1	54.6	2.1	2.9	7.8
Inventory change				(9.6)	(0.4)	(11.4)	(1.3)	(0.1)	(1.6)
Operating profit				(5.6)	(17.6)	(48.1)	(0.7)	(2.5)	(7.0)
Capital expenditure									
			- mining direct	2.6	4.1	10.9	0.3	0.6	1.6
			- other	-	-	-	-	-	-
			- recoupments	-	-	-	-	-	-
Net capital expenditure				2.6	4.1	10.9	0.3	0.6	1.6

SOUTH AFRICAN REGION
WEST WITS

					Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
SURFACE OPERATIONS					**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	-	-	-	-	-	-
Milled - 000	- tonnes	/	- tons	- reclamation from rehabilitation	4	5	12	4	5	13
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	140	118	556	154	130	613
				- total	144	122	568	158	135	626
Yield	- g/t	/	- oz/t	- reclamation from rehabilitation	13.61	16.44	12.57	0.397	0.479	0.366
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	0.50	0.78	0.61	0.014	0.023	0.018
				- average	0.86	1.35	0.85	0.025	0.039	0.025
Gold produced	- kg	/	- oz 000	- reclamation from rehabilitation	54	74	145	2	2	5
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	69	91	339	2	3	11
				- total	124	165	483	4	5	16
Revenue	- R/kg	/	- $/oz	- sold	67,902	64,295	64,657	270	248	285
Total cash costs*	- R	/	- $	- ton milled	34	34	33	4	5	4
	- R/kg	/	- $/oz	- produced	69,261	43,509	54,605	269	193	248
PRODUCTIVITY										
per employee	- g	/	- oz	- target	-	-	-	-	-	-
				- actual	-	-	-	-	-	-
per employee	- m2	/	- ft2	- target	-	-	-	-	-	-
				- actual	-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)										
Gold sales					8.4	10.6	31.4	1.1	1.4	4.5
Cost of sales					4.9	4.0	18.7	0.6	0.6	2.7
Cash operating costs					4.8	4.0	18.5	0.6	0.6	2.7
Other cash costs					-	-	-	-	-	-
Total cash costs					4.8	4.0	18.5	0.6	0.6	2.7
Retrenchment costs					0.1	-	0.2	-	-	-
Rehabilitation and other non-cash costs					-	-	-	-	-	-
Production costs					4.9	4.0	18.7	0.6	0.6	2.7
Amortisation of mining assets					-	-	-	-	-	-
Inventory change					-	-	-	-	-	-
Operating profit					3.5	6.6	12.7	0.5	0.8	1.8
Capital expenditure										
				- mining direct	-	-	-	-	-	-
				- other	-	-	-	-	-	-
				- recoupments	-	-	-	-	-	-
Net capital expenditure					-	-	-	-	-	-

* Excludes reclamation from rehabilitation

AFRICAN REGION

	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
NAVACHAB	**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS						
GOLD						
Mined - tonnes / - tons - 000	1,234	1,240	5,224	1,360	1,367	5,758
Volume mined - bcm / - bcy - 000	350	350	1,490	457	457	1,949
Stripping ratio - t(mined-treated) /t treated	2.60	2.72	2.96	2.60	2.72	2.96
Treated - tonnes / - tons - 000	343	333	1,319	378	367	1,454
Yield - g/t / - oz/t	1.96	1.91	1.82	0.057	0.056	0.053
Gold produced - kg / - oz 000	671	637	2,399	22	20	77
Revenue - R/kg / - $/oz - sold	66,889	66,108	65,554	273	293	293
Total cash costs - R/kg / - $/oz - produced	39,847	40,122	42,249	163	178	189
PRODUCTIVITY						
per employee - g / - oz - target	598	554	533	19.23	17.82	17.14
- actual	657	609	570	21.14	19.57	18.32
FINANCIAL RESULTS (MILLION)						
Gold sales	44.9	42.1	157.3	5.9	6.0	22.6
Cost of sales	29.4	29.0	113.3	3.9	4.1	16.3
Cash operating costs	26.7	25.5	101.1	3.5	3.6	14.6
Other cash costs	-	-	0.3	-	-	-
Total cash costs	26.7	25.5	101.4	3.5	3.6	14.6
Rehabilitation and other non-cash costs	0.5	0.4	(0.1)	0.1	0.1	-
Production costs	27.2	25.9	101.3	3.6	3.7	14.6
Amortisation of mining assets	2.8	2.7	12.6	0.4	0.4	1.8
Inventory change	(0.6)	0.4	(0.6)	(0.1)	-	(0.1)
Operating profit	15.5	13.1	44.0	2.0	1.9	6.3
Capital expenditure	0.2	0.1	1.1	-	-	0.1

AFRICAN REGION

				Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
SADIOLA - Attributable 38%				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Mined	- tonnes /	- tons	- 000	1,657	935	5,835	1,827	1,031	6,432
Volume mined	- bcm /	- bcy	- 000	908	132	3,245	1,188	172	4,244
Stripping ratio			- t(mined-treated)						
			/t treated	2.09	0.80	1.87	2.09	0.80	1.87
Treated	- tonnes /	- tons	- 000	537	519	2,030	592	572	2,238
Yield	- g/t /	- oz/t		3.14	3.78	3.56	0.092	0.110	0.104
Gold produced	- kg /	- oz 000		1,684	1,963	7,227	54	63	232
Revenue	- R/kg /	- $/oz	- sold	73,369	67,557	67,596	300	300	302
Total cash costs	- R/kg /	- $/oz	- produced	29,533	24,232	25,393	121	108	114
PRODUCTIVITY									
per employee	- g /	- oz	- target	1,904	2,299	2,066	61.21	73.91	66.43
			- actual	1,782	2,062	1,930	57.31	66.31	62.06
FINANCIAL RESULTS (MILLION)									
Gold sales				127.6	133.8	493.7	16.8	19.1	71.0
Cost of sales				75.8	70.3	274.9	9.9	10.0	39.6
Cash operating costs				41.1	37.9	148.0	5.4	5.4	21.4
Other cash costs				8.6	9.7	35.5	1.1	1.4	5.1
Total cash costs				49.7	47.6	183.5	6.5	6.8	26.5
Rehabilitation and other non-cash costs				0.3	0.3	1.3	-	-	0.2
Production costs				50.0	47.9	184.8	6.5	6.8	26.7
Amortisation of mining assets				24.0	22.1	87.2	3.2	3.2	12.5
Inventory change				1.8	0.3	2.9	0.2	-	0.4
Operating profit				51.8	63.5	218.8	6.9	9.1	31.4
Capital expenditure				8.0	4.0	26.3	1.0	0.6	3.8

AFRICAN REGION

	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
MORILA - Attributable 40%	**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS						
GOLD						
Mined - tonnes / - tons - 000	1,682	-	1,682	1,854	-	1,854
Volume mined - bcm / - bcy - 000	980	-	980	1,282	-	1,282
Stripping ratio - t(mined-treated)						
/t treated	7.41	-	7.41	7.41	-	7.41
Treated - tonnes / - tons - 000	200	-	200	220	-	220
Yield - g/t / - oz/t	8.81	-	8.81	0.257	-	0.257
Gold produced - kg / - oz 000	1,762	-	1,762	57	-	57
Revenue - R/kg / - $/oz - sold	65,898	-	65,898	268	-	268
Total cash costs - R/kg / - $/oz - produced	21,627	-	21,627	88	-	88
PRODUCTIVITY						
per employee - g / - oz - target	4,736	-	4,736	152.27	-	152.27
- actual	4,736	-	4,736	152.27	-	152.27
FINANCIAL RESULTS (MILLION)						
Gold sales	116.1	-	116.1	15.2	-	15.2
Cost of sales	66.7	-	66.7	8.7	-	8.7
Cash operating costs	30.0	-	30.0	3.9	-	3.9
Other cash costs	8.1	-	8.1	1.1	-	1.1
Total cash costs	38.1	-	38.1	5.0	-	5.0
Rehabilitation and other non-cash costs	0.1	-	0.1	-	-	-
Production costs	38.2	-	38.2	5.0	-	5.0
Amortisation of mining assets	28.5	-	28.5	3.7	-	3.7
Inventory change	-	-	-	-	-	-
Operating profit	49.4	-	49.4	6.5	-	6.5
Capital expenditure	76.6	34.2	110.8	10.0	4.9	15.0

NORTH AMERICAN REGION

				Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
CRIPPLE CREEK & VICTOR J.V.				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Underground Operations									
Mined	- tonnes /	- tons	- 000	-	-	-	-	-	-
Treated	- tonnes /	- tons	- 000	-	-	-	-	-	-
Gold in ore	- kg /	- oz 000		-	-	-	-	-	-
Yield	- g/t /	- oz/t		-	-	-	-	-	-
Gold produced	- kg /	- oz 000		-	-	-	-	-	-
Open-pit Operations									
Mined	- tonnes /	- tons	- 000	7,021	6,076	26,253	7,739	6,698	28,939
Stripping ratio			- t(mined-treated)						
			/t treated	1.51	1.41	1.56	1.51	1.41	1.56
Treated	- tonnes /	- tons	- 000	2,795	2,524	10,269	3,081	2,782	11,319
Gold in ore	- kg /	- oz 000		3,395	3,062	12,270	109	98	394
Yield	- g/t /	- oz/t		0.72	0.81	0.75	0.021	0.024	0.022
Gold produced	- kg /	- oz 000		2,004	2,035	7,702	64	65	248
Total									
Yield	- g/t /	- oz/t		0.72	0.81	0.75	0.021	0.024	0.022
Gold produced	- kg /	- oz 000		2,004	2,035	7,702	64	65	248
Revenue	- R/kg /	- $/oz	- sold	85,023	74,368	74,471	345	327	330
Total cash costs	- R/kg /	- $/oz	- produced	45,365	40,969	42,454	186	182	190
PRODUCTIVITY									
per employee	- g /	- oz	- target	1,969	2,352	2,241	63.30	75.60	72.06
			- actual	1,914	1,922	1,886	61.54	61.78	60.63
FINANCIAL RESULTS (MILLION)									
Gold sales				170.4	151.3	573.6	22.3	21.4	81.6
Cost of sales				135.0	119.5	468.2	17.8	17.0	68.8
Cash operating costs				90.9	83.4	327.0	12.0	11.9	47.0
Other cash costs				-	-	-	-	-	-
Total cash costs				90.9	83.4	327.0	12.0	11.9	47.0
Rehabilitation and other non-cash costs				3.6	3.0	12.2	0.5	0.4	1.7
Production costs				94.5	86.4	339.2	12.5	12.3	48.7
Amortisation of mining assets				45.5	38.6	153.0	6.0	5.5	23.6
Inventory change				(5.0)	(5.5)	(24.0)	(0.7)	(0.8)	(3.5)
Operating profit				35.4	31.8	105.4	4.5	4.4	12.8
Capital expenditure				43.2	45.3	141.7	5.7	6.5	20.3

Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

NORTH AMERICAN REGION

				Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
JERRITT CANYON J.V. - Attributable 70%				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Underground Operations									
Mined	- tonnes /	- tons	- 000	234	215	820	258	237	904
Treated	- tonnes /	- tons	- 000	159	137	555	175	151	611
Gold in ore	- kg /	- oz 000		1,924	1,589	6,342	62	51	204
Yield	- g/t /	- oz/t		15.58	11.94	13.93	0.454	0.348	0.406
Gold produced	- kg /	- oz 000		2,480	1,631	7,724	80	52	248
Open-pit Operations									
Mined	- tonnes /	- tons	- 000	-	-	-	-	-	-
Stripping ratio			- t(mined-treated)						
			/t treated	-	-	-	-	-	-
Treated	- tonnes /	- tons	- 000	-	-	-	-	-	-
Gold in ore	- kg /	- oz 000		-	-	-	-	-	-
Yield	- g/t /	- oz/t		-	-	-	-	-	-
Gold produced	- kg /	- oz 000		-	-	-	-	-	-
Total									
Yield	- g/t /	- oz/t		15.58	11.94	13.93	0.454	0.348	0.406
Gold produced	- kg /	- oz 000		2,480	1,631	7,724	80	52	248
Revenue	- R/kg /	- $/oz	- sold	84,824	74,369	74,909	345	327	331
Total cash costs	- R/kg /	- $/oz	- produced	59,301	50,473	48,730	243	224	215
PRODUCTIVITY									
per employee	- g /	- oz	- target	2,155	1,973	2,134	69.29	63.43	68.61
			- actual	1,707	1,673	1,674	54.90	53.78	58.21
FINANCIAL RESULTS (MILLION)									
Gold sales				210.4	121.2	578.6	27.5	17.1	82.1
Cost of sales				198.5	118.5	532.6	26.1	16.9	75.6
Cash operating costs				147.1	82.3	376.4	19.3	11.8	53.4
Other cash costs				-	-	-	-	-	-
Total cash costs				147.1	82.3	376.4	19.3	11.8	53.4
Rehabilitation and other non-cash costs				1.9	1.5	5.9	0.3	0.2	0.8
Production costs				149.0	83.8	382.3	19.6	12.0	54.2
Amortisation of mining assets				46.4	37.3	148.0	6.1	5.3	21.1
Inventory change				3.1	(2.6)	2.3	0.4	(0.4)	0.3
Operating profit				11.9	2.7	46.0	1.4	0.2	6.5
Capital expenditure				27.9	33.5	110.6	3.7	4.8	15.9

Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION

				Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
MORRO VELHO				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Underground Operations									
Mined	- tonnes /	- tons	- 000	267	212	853	294	233	940
Treated	- tonnes /	- tons	- 000	267	212	851	294	233	938
Gold in ore	- kg /	- oz 000		2,132	1,610	6,668	69	52	214
Yield	- g/t /	- oz/t		7.61	7.11	7.25	0.222	0.207	0.211
Gold produced	- kg /	- oz 000		2,031	1,503	6,182	65	48	199
Open-pit Operations									
Mined	- tonnes /	- tons	- 000	236	145	826	261	160	910
Stripping ratio			- t(mined-treated)						
			/t treated	9.35	4.81	6.32	9.35	4.81	6.32
Treated	- tonnes /	- tons	- 000	23	25	113	25	27	124
Gold in ore	- kg /	- oz 000		67	72	404	2	2	13
Yield	- g/t /	- oz/t		2.76	2.58	3.33	0.080	0.075	0.097
Gold produced	- kg /	- oz 000		63	64	376	2	2	12
Total									
Yield	- g/t /	- oz/t		7.23	6.63	6.79	0.211	0.193	0.198
Gold produced	- kg /	- oz 000		2,094	1,567	6,558	67	50	211
Revenue	- R/kg /	- $/oz	- sold	80,651	73,908	73,799	329	328	328
Total cash costs	- R/kg /	- $/oz	- produced	33,393	30,763	30,169	136	137	134
PRODUCTIVITY									
per employee	- g /	- oz	- target	446	432	423	14.34	13.89	13.61
			- actual	496	415	426	15.94	13.35	13.69
FINANCIAL RESULTS (MILLION)									
Gold sales				147.5	139.9	461.2	19.4	19.9	66.0
Cost of sales				82.5	86.0	259.8	10.7	12.1	36.9
Cash operating costs				68.9	47.2	194.0	9.0	6.7	27.6
Other cash costs				1.1	1.0	3.8	0.1	0.1	0.5
Total cash costs				70.0	48.2	197.8	9.1	6.8	28.1
Rehabilitation and other non-cash costs				1.6	0.7	3.0	0.2	0.1	0.4
Production costs				71.6	48.9	200.8	9.3	6.9	28.5
Amortisation of mining assets				20.6	18.4	69.5	2.7	2.6	10.0
Inventory change				(9.7)	18.7	(10.5)	(1.3)	2.6	(1.6)
Operating profit				65.0	53.9	201.4	8.7	7.8	29.1
Capital expenditure				19.3	17.4	73.7	2.5	2.5	10.5

Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION

			Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
SERRA GRANDE - Attributable 50%			Rand / Metric			Dollar / Imperial		
OPERATING RESULTS								
GOLD								
Underground Operations								
Mined	- tonnes / - tons	- 000	93	92	376	103	102	414
Treated	- tonnes / - tons	- 000	92	92	368	101	101	405
Gold in ore	- kg / - oz 000		759	820	3,153	24	26	101
Yield	- g/t / - oz/t		7.87	8.45	8.15	0.230	0.247	0.238
Gold produced	- kg / - oz 000		724	776	2,999	23	25	96
Open-pit Operations								
Mined	- tonnes / - tons	- 000	-	-	-	-	-	-
Stripping ratio		- t(mined-treated) /t treated	-	-	-	-	-	-
Treated	- tonnes / - tons	- 000	-	-	-	-	-	-
Gold in ore	- kg / - oz 000		-	-	-	-	-	-
Yield	- g/t / - oz/t		-	-	-	-	-	-
Gold produced	- kg / - oz 000		-	-	-	-	-	-
Total								
Yield	- g/t / - oz/t		7.87	8.45	8.15	0.230	0.247	0.238
Gold produced	- kg / - oz 000		724	776	2,999	23	25	96
Revenue	- R/kg / - $/oz	- sold	84,502	73,520	74,120	345	326	330
Total cash costs	- R/kg / - $/oz	- produced	30,281	24,244	25,043	124	108	112
PRODUCTIVITY								
per employee	- g / - oz	- target	953	992	964	30.64	31.88	30.99
		- actual	931	990	968	29.94	31.83	31.12
FINANCIAL RESULTS (MILLION)								
Gold sales			60.4	56.7	218.0	7.9	8.1	31.3
Cost of sales			32.0	28.2	112.8	4.1	4.0	16.3
Cash operating costs			21.0	18.0	71.8	2.8	2.6	10.3
Other cash costs			0.9	0.8	3.3	0.1	0.1	0.5
Total cash costs			21.9	18.8	75.1	2.9	2.7	10.8
Rehabilitation and other non-cash costs			1.8	0.5	3.3	0.2	0.1	0.5
Production costs			23.7	19.3	78.4	3.1	2.8	11.3
Amortisation of mining assets			9.4	8.6	36.4	1.2	1.2	5.3
Inventory change			(1.1)	0.3	(2.0)	(0.2)	-	(0.3)
Operating profit			28.4	28.5	105.2	3.8	4.1	15.0
Capital expenditure			5.4	4.4	19.4	0.7	0.6	2.7

Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

SOUTH AMERICAN REGION

				Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
CERRO VANGUARDIA - Attributable 46.25%				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Underground Operations									
Mined	- tonnes /	- tons	- 000	-	-	-	-	-	-
Treated	- tonnes /	- tons	- 000	-	-	-	-	-	-
Gold in ore	- kg /	- oz 000		-	-	-	-	-	-
Yield	- g/t /	- oz/t		-	-	-	-	-	-
Gold produced	- kg /	- oz 000		-	-	-	-	-	-
Open-pit Operations									
Mined	- tonnes /	- tons	- 000	977	895	3,696	1,077	987	4,074
Stripping ratio			- t(mined-treated)						
			/t treated	9.06	9.50	9.11	9.06	9.50	9.11
Treated	- tonnes /	- tons	- 000	97	85	365	107	94	403
Gold in ore	- kg /	- oz 000		1,029	1,021	4,255	33	33	137
Yield	- g/t /	- oz/t		10.16	11.56	11.22	0.296	0.337	0.327
Gold produced	- kg /	- oz 000		986	985	4,101	32	32	132
Total									
Yield	- g/t /	- oz/t		10.16	11.56	11.22	0.296	0.337	0.327
Gold produced	- kg /	- oz 000		986	985	4,101	32	32	132
Revenue	- R/kg /	- $/oz	- sold	74,254	67,467	67,337	304	300	308
Total cash costs	- R/kg /	- $/oz	- produced	41,593	33,937	32,742	170	151	146
PRODUCTIVITY									
per employee	- g /	- oz	- target	1,701	1,737	1,747	54.70	55.85	56.17
			- actual	2,054	1,951	2,100	66.04	62.74	67.50
FINANCIAL RESULTS (MILLION)									
Gold sales				84.0	72.7	310.9	11.1	10.4	45.7
Cost of sales				64.5	51.2	219.3	8.5	7.4	31.5
Cash operating costs				35.8	28.8	114.2	4.7	4.1	16.3
Other cash costs				5.2	4.6	20.1	0.7	0.7	2.9
Total cash costs				41.0	33.4	134.3	5.4	4.8	19.2
Rehabilitation and other non-cash costs				1.5	0.5	2.9	0.2	0.1	0.4
Production costs				42.5	33.9	137.2	5.6	4.9	19.6
Amortisation of mining assets				20.8	13.9	73.5	2.7	2.0	10.6
Inventory change				1.2	3.4	8.6	0.2	0.5	1.3
Operating profit				19.5	21.5	91.6	2.6	3.0	14.2
Capital expenditure				5.5	-	5.5	0.7	-	0.7

Note: The gold produced for underground and
open-pit operations is allocated on gold in ore.

AUSTRALASIAN REGION

			Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
SUNRISE DAM			Rand / Metric			Dollar / Imperial		
OPERATING RESULTS								
GOLD								
Volume mined	- bcm / - bcy	- 000	5,158	4,071	14,106	6,747	5,325	18,452
Treated	- tonnes / - tons	- 000	464	463	1,812	511	511	1,998
Yield	- g/t / - oz/t		4.39	4.31	3.87	0.128	0.126	0.113
Gold produced	- kg / - oz 000		2,037	1,999	7,011	65	64	225
Revenue	- R/kg / - $/oz	- sold	70,078	71,035	71,603	287	316	320
Total cash costs	- R/kg / - $/oz	- produced	37,244	33,686	38,466	152	149	172
PRODUCTIVITY								
per employee	- g / - oz	- target	1,502	1,380	1,298	48.28	44.37	41.73
		- actual	2,209	2,876	2,292	71.02	92.45	73.69
FINANCIAL RESULTS (MILLION)								
Gold sales			151.0	134.6	523.8	19.8	19.2	75.3
Cost of sales			99.4	73.1	336.0	12.9	10.5	48.4
Cash operating costs			72.5	64.3	261.0	9.5	9.2	37.5
Other cash costs			3.4	3.0	8.7	0.4	0.4	1.2
Total cash costs			75.9	67.3	269.7	9.9	9.6	38.7
Rehabilitation and other non-cash costs			1.1	1.1	3.8	0.1	0.2	0.5
Production costs			77.0	68.4	273.5	10.0	9.8	39.2
Amortisation of mining assets			24.3	23.7	85.4	3.2	3.4	12.3
Inventory change			(1.9)	(19.0)	(22.9)	(0.3)	(2.7)	(3.1)
Operating profit			51.6	61.5	187.8	6.9	8.7	26.9
Capital expenditure			108.7	54.6	194.1	14.3	7.8	26.8

AUSTRALASIAN REGION

	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
BODDINGTON - Attributable 33.33%	**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS						
GOLD						
Volume mined - bcm / - bcy - 000	-	-	-	-	-	-
Treated - tonnes / - tons - 000	758	655	2,934	835	722	3,234
Yield - g/t / - oz/t	0.76	0.88	0.82	0.022	0.026	0.024
Gold produced - kg / - oz 000	579	576	2,394	19	19	77
Revenue - R/kg / - $/oz - sold	70,331	71,453	71,668	287	317	323
Total cash costs - R/kg / - $/oz - produced	50,884	47,349	48,122	208	211	216
PRODUCTIVITY						
per employee - g / - oz - target	1,910	1,735	1,847	61.42	55.77	59.38
- actual	1,644	1,605	1,706	52.86	51.59	54.86
FINANCIAL RESULTS (MILLION)						
Gold sales	38.2	41.3	170.0	5.0	5.9	24.6
Cost of sales	27.5	29.0	127.9	3.6	4.2	18.5
Cash operating costs	28.5	26.4	112.5	3.7	3.8	16.2
Other cash costs	1.0	0.9	2.7	0.1	0.1	0.4
Total cash costs	29.5	27.3	115.2	3.8	3.9	16.6
Rehabilitation and other non-cash costs	0.4	0.4	1.7	0.1	0.1	0.2
Production costs	29.9	27.7	116.9	3.9	4.0	16.8
Amortisation of mining assets	1.7	1.3	6.3	0.2	0.2	0.9
Inventory change	(4.1)	-	4.7	(0.5)	-	0.8
Operating profit	10.7	12.3	42.1	1.4	1.7	6.1
Capital expenditure	2.7	3.1	13.9	0.4	0.4	2.0

AUSTRALASIAN REGION

	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
TANAMI - Attributable 40%	**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS						
GOLD						
Volume mined - bcm / - bcy - 000	605	885	3,073	791	1,158	4,019
Treated - tonnes / - tons - 000	151	150	575	166	165	634
Yield - g/t / - oz/t	2.44	2.95	2.59	0.071	0.086	0.076
Gold produced - kg / - oz 000	369	441	1,493	12	14	48
Revenue - R/kg / - $/oz - sold	70,418	72,609	71,606	288	321	320
Total cash costs - R/kg / - $/oz - produced	65,126	66,966	63,931	267	298	286
PRODUCTIVITY						
per employee - g / - oz - target	1,695	1,519	1,559	54.49	48.85	50.13
- actual	1,238	1,480	1,279	39.79	47.57	41.13
FINANCIAL RESULTS (MILLION)						
Gold sales	26.0	32.0	106.9	3.4	4.6	15.4
Cost of sales	26.2	31.1	101.2	3.5	4.5	14.7
Cash operating costs	23.2	29.2	92.8	3.1	4.2	13.4
Other cash costs	0.8	0.4	2.7	0.1	0.1	0.4
Total cash costs	24.0	29.6	95.5	3.2	4.3	13.8
Rehabilitation and other non-cash costs	-	-	0.4	-	-	0.1
Production costs	24.0	29.6	95.9	3.2	4.3	13.9
Amortisation of mining assets	3.7	3.6	9.0	0.5	0.5	1.3
Inventory change	(1.5)	(2.1)	(3.7)	(0.2)	(0.3)	(0.5)
Operating profit	(0.2)	0.9	5.7	(0.1)	0.1	0.7
Capital expenditure	2.1	1.8	8.9	0.3	0.3	1.3

AUSTRALASIAN REGION

			Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
UNION REEFS			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
GOLD								
Volume mined	- bcm / - bcy	- 000	882	1,680	5,426	1,154	2,198	7,098
Treated	- tonnes / - tons	- 000	700	734	2,823	772	809	3,111
Yield	- g/t / - oz/t		1.68	1.42	1.40	0.049	0.041	0.041
Gold produced	- kg / - oz 000		1,176	1,042	3,939	38	34	127
Revenue	- R/kg / - $/oz	- sold	70,098	71,431	71,278	287	317	318
Cash costs	- R/kg / - $/oz	- produced	55,896	69,953	61,363	229	310	274
PRODUCTIVITY								
per employee	- g / - oz	- target	1,547	1,607	1,537	49.74	51.68	49.42
		- actual	1,744	1,366	1,391	56.08	43.91	44.71
FINANCIAL RESULTS (MILLION)								
Gold sales			88.1	68.1	291.3	11.6	9.7	41.8
Cost of sales			74.9	60.9	265.4	9.8	8.7	38.3
Cash operating costs			65.7	72.9	241.7	8.6	10.4	34.7
Other cash costs			-	-	-	-	-	-
Total cash costs			65.7	72.9	241.7	8.6	10.4	34.7
Rehabilitation costs			0.8	2.3	7.6	0.1	0.3	1.1
Production costs			66.5	75.2	249.3	8.7	10.7	35.8
Amortisation of mining assets			8.4	6.3	23.8	1.1	0.9	3.4
Inventory change			-	(20.6)	(7.7)	-	(2.9)	(0.9)
Operating profit			13.2	7.2	25.9	1.8	1.0	3.5
Capital expenditure			(0.6)	4.5	6.1	(0.1)	0.6	0.8

AUSTRALASIAN REGION

				Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000	Quarter ended December 2000	Quarter ended September 2000	Year ended December 2000
BROCKS CREEK				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
GOLD									
Volume mined	- bcm /	- bcy	- 000	-	-	314	-	-	411
Treated	- tonnes /	- tons	- 000	201	351	1,160	222	387	1,278
Yield	- g/t /	- oz/t		1.21	1.02	1.26	0.035	0.030	0.037
Gold produced	- kg /	- oz 000		243	359	1,463	8	12	47
Revenue	- R/kg /	- $/oz	- sold	70,454	69,933	71,099	289	311	324
Cash costs	- R/kg /	- $/oz	- produced	40,788	37,290	43,799	167	166	201
PRODUCTIVITY									
per employee	- g /	- oz	- target	-	-	2,065	-	-	66.40
			- actual	2,210	2,563	2,103	71.05	82.40	67.60
FINANCIAL RESULTS (MILLION)									
Gold sales				18.7	23.5	105.7	2.5	3.4	15.5
Cost of sales				16.0	18.7	83.3	2.2	2.7	12.2
Cash operating costs				9.5	13.2	63.0	1.3	1.9	9.3
Other cash costs				0.4	0.2	1.1	0.1	-	0.2
Total cash costs				9.9	13.4	64.1	1.4	1.9	9.5
Rehabilitation costs				1.5	-	(3.6)	0.2	-	(0.6)
Production costs				11.4	13.4	60.5	1.6	1.9	8.9
Amortisation of mining assets				0.1	-	14.9	-	-	2.3
Inventory change				4.5	5.3	7.9	0.6	0.8	1.0
Operating profit				2.7	4.8	22.4	0.3	0.7	3.3
Capital expenditure				0.1	0.3	2.1	-	-	0.3

DIRECTORATE AND ADMINISTRATION

DIRECTORS
Executive
R M Godsell   (Chairman and Chief Executive Officer)
J G Best
K H Williams

Non-Executive
R P Edey   (British) (Deputy Chairman)
F B Arisman   (American)
Mrs E le R Bradley
C B Brayshaw
Dr J W Campbell
Dr V K Fung   (American)
M W King   (Alternate: R P Garnett)
T J Motlatsi
D M J Ncube
N F Oppenheimer
J Ogilvie Thompson
A J Trahar   (Alternate: W A Nairn)

OFFICES
Registered and Corporate
Managing Secretary
Ms Y Z Simelane
Company Secretary
C R Bull

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6108

Australia
Level 11, 60 City Road
Southbank, Victoria 3006
Australia
Telephone: +61 3 9684 4999
Fax: +61 3 9696 9977

UNITED KINGDOM SECRETARIES
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989

SHARE REGISTRARS
South Africa
Computershare Services Limited
2nd Floor, Edura, 41 Fox Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: +27 11 370 7700
Fax: +27 11 836 0792

United Kingdom
Computershare Services PLC
PO Box 82
The Pavilions, Bridgwater Road
Bedminster Down, Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119

Australia
Computershare Registry Services Pty Limited
Level 12, 565 Bourke Street
Melbourne, Victoria 3000
(GPO Box 2975EE
Melbourne, Victoria 3001)
Australia
Telephone: +61 3 9611 5711
Fax: +61 3 9611 5710

ADR DEPOSITARY
The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1 212 815 2711
Fax: +1 212 571 3050

AUTHORISED REPRESENTATIVE
United States of America
Puglisi & Associates
850 Library Avenue, Suite 204
PO Box 885
Newark, Delaware 19715
United States of America
Telephone: +1 302 738 6680
Fax: +1 302 738 7210

CONTACTS

South Africa
Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6107
E-mail: slenahan@anglogold.com

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa

Europe
Tomasz Nadrowski
Telephone: +41 22 718 3312
Fax: +41 22 718 3334
E-mail: tnadrowski@anglogold.com

67, rue du Rhone
4th Floor
1207 Geneva
Switzerland

Alex Buck
Telephone: +44 20 7664 8712
Fax: +44 20 7664 8711
E-mail: abuck@anglogold.com

2nd Floor, 100 Pall Mall
St James's
London SW1Y 5HP
England

United States of America
Charles Carter
Telephone: (800) 417 9255 (toll free in North America) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: ccarter@anglogold.com

509 Madison Avenue
Suite 1914
New York, NY 10022
United States of America

Australia
Andrea Maxey
Telephone: + 61 3 9684 4920
Fax: + 61 3 9684 4951
E-mail: amaxey@anglogold.com.au

Level 11, 60 City Road
Southbank
Victoria 3006
Australia

With effect 14 March 2001

Mobile: +61 438 001 393
E-mail: amaxey@anglogold.com.au

Level 13 & 14
44 St Georges Terrace
Perth
Western Australia 6000

General E-mail enquiries
investors@anglogold.com

AngloGold website
http://www.anglogold.com

*Global Buy*DIRECT^{SM}
The Bank of New York maintains a direct share purchase and dividend reinvestment plan for AngloGold.

For additional information, please visit The Bank of New York's website at www.globalbuydirect.com or call Shareholder Relations at 1-888-BNY-ADRS or write to:
The Bank of New York
Shareholder Relations Department –
*Global Buy*DIRECT^{SM}
Church Street Station
PO Box 11258
New York, NY 10286-1258
United States of America

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 11 JULY 2003   By: /s/ C R BULL

                                                       Name: C R Bull
                                                       Title: Company Secretary